                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         For the Month Ended                     Commission file number
         November 30, 2005                       0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F   X                         Form 40-F
                       ------                               ______


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes  _____                               No   X
                                                       --------


     If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-     N/A .


                           Total number of pages is 86


                                       1

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     Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

The 6-K dated November 24, 2005 contains the following documents as printed:



-      2005 Annual Report


-      Notice of Annual Meeting of Shareholders


-      Management Proxy Circular


-      Form of Proxy (English)

                                                             2005 ANNUAL REPORT

                                                            SAND TECHNOLOGY INC.






[GRAPHIC]

                                    CONTENTS

                              SAND TECHNOLOGY INC.


LETTER TO SHAREHOLDERS.................................................................................1

FINANCIAL HIGHLIGHTS...................................................................................3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS..................5

AUDITORS' REPORT......................................................................................27

CONSOLIDATED BALANCE SHEETS...........................................................................28

CONSOLIDATED STATEMENTS OF OPERATIONS.................................................................29

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY.......................................................30

CONSOLIDATED STATEMENTS OF CASH FLOWS.................................................................31

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS........................................................32

DIRECTORS AND OFFICERS................................................................................52

SHAREHOLDERS' INFORMATION.............................................................................53

SAND Technology and Nucleus are registered trademarks and, Sand Analytic Server, Sand Searchable Archive, See what's on the Horizon, ANALYTICS@THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs are trademarks of Sand Technology Inc. All other trademarks are the property of their respective owners.

         THIS ANNUAL REPORT CONTAINS STATEMENTS, WHICH, TO THE EXTENT THAT THEY ARE NOT RECITATIONS OF HISTORICAL FACT, ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS ANNUAL REPORT ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE COMPANY ON OCTOBER 28, 2005. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" UNDER THE HEADING "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" IN THIS ANNUAL REPORT AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

LETTER TO SHAREHOLDERS
-------------------------------------------------------------------------------
                                                               October 28, 2005


To my fellow shareholders:

The year just completed marked a difficult transition year for SAND. While it was marked with many successes on the Marketing front and in the positioning of the company for significant progress with key alliances, the sales results were disappointing and we were required to make extensive operational adjustments to ensure our capability to capitalize on the developing market for our products.

On the bright side, our new product developed last fiscal year and brought to market in the last calendar quarter of 2004 is, by all indications, positioned to be a winner in the growth market of multi-tiered storage solutions. The SAND Searchable Archive is a unique software solution to the challenge of managing the explosion of data being seen by enterprises everywhere as they cope to make sense of more and more data - web logs that show customer behavior, regulatory and reporting requirements, and product performance statistics to aid in production and quality control. The SAND Searchable Archive while incorporating exciting capabilities that have now been granted protection under patent, is non-threatening to most existing enterprise environments and therefore meets with less market resistance than our Analytic Server product. With the Searchable Archive, companies can store huge amounts of data in tiny "footprints" and be able to retrieve just the data they need without the usual requirement of uncompressing the haystack to try and find the needle. And they can integrate the SAND Searchable Archive easily into application areas where it's needed without redefining or impacting their current software investments.

During the past year, significant strides were made with partners who will help bring this exciting new product to market. Large System Integrators such as Atos and Accenture have defined the Searchable Archive as a key component of architectures to be delivered to customers, and SAP AG has chosen SAND as a development partner and is certifying the integration of the SAND Searchable Archive into current and future releases of their Business Intelligence Data Warehousing products. Our Pacific Rim partner, TopEnd, has contributed initial license sales of the SAND Searchable Archive and important market understanding from their "early adopter" market.

As well, we have begun to refocus our messages and branding to make our value proposition clearer to prospective customers. Unlike other products that may focus on efficient storage of lots of data, SAND is all about efficient retrieval, or "provisioning" of information from this data, and the need for this is becoming clearer. As I indicated in my letter last year, over the past years, SAND was ahead of the market in proclaiming the need for innovative new approaches for data provisioning for Business Intelligence. Few other market entrants were present and the rate of adoption was relatively slow. Over the last 18 months, however, we have begun to see validation of this requirement throughout the industry, as more enterprises realize the limitations of traditional relational databases and are looking for ways to handle large analytical databases more effectively. Although the rate of adoption for these approaches has not yet reached critical mass, we and our partners are seeing a significant increase in budget planning for these types of products, and we are increasingly being asked to input to these requirements.

SAND is at the forefront of this wave and we are excited about the opportunity to be viewed as a market leader in this space. Leading analyst firms like Gartner and Bloor Research have confirmed that SAND solutions should be on everyone's shopping lists, and the combination of our revitalized Marketing approach, partner activity, and energized sales organization bodes well for our future.

On the financial front, despite the setback of our no longer being listed now on the Nasdaq SmallCap Market, the company has taken strong measures to protect its liquidity in order to enable us to capitalize on the new markets opening to us over the course of Fiscal 2006. We are mindful of the fact that the current market for SAND shares is not in line with the value we would like to see for our shareholders; our belief is that the strength of our product, people, partner relationships, and growing market offerings will correct this as our business results become more apparent during the coming Fiscal Year.

I thank you for your patience and understanding. As many of you are aware, SAND's management team has and continues to invest heavily in the success of the company. I am confident that this combination of management commitment to the success of the company and its employees, coupled with the shaping market for our products, will serve all of us well in the years to come.

Sincerely,


/s/ Arthur G. Ritchie


Arthur G. Ritchie

Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2005 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche LLP, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)


                                                                        FISCAL YEAR ENDED
                                               ---------------------------------------------------------------
                                                     7/31/05              7/31/04               7/31/03
                                               ---------------------------------------------------------------
                                                        CA                   CA                    CA

Rates of exchange
   At period end -- US$...................             $1.22                $1.33                  $1.40
   Average for the period.................             $1.24                $1.34                  $1.50

Results of Operations
   Net Sales..............................            $6,096               $5,349                $31,683
   Research and Development Costs.........           ($3,272)             ($3,309)               ($3,311)
   Selling, General and Administrative
     Expenses.............................           ($8,318)             ($7,605)              ($16,582)
   Amortization...........................             ($277)               ($242)               ($1,077)
   Cost of Sales and Product Support......           ($1,754)             ($1,652)              ($12,510)
   Operating income (loss)                           ($7,525)             ($7,459)               ($1,797)

Other Income (expense)                                  $162                 $329                  ($167)

Gain on Sale of Subsidiary                                                                       $11,757

Net Income (Loss).........................           ($7,363)             ($7,130)                $9,793

Financial Position
   Working Capital........................            $4,205              $11,523                $19,133
   Total Assets...........................            $7,935              $15,991                $24,026
   Total Liabilities......................            $3,100               $3,632                 $4,344
   Shareholders' Equity...................            $4,835              $12,359                $19,682

Earnings (Loss) per Share.................            ($0.57)              ($0.55)                 $0.74
Weighted Average Numbers of Shares
   outstanding during each period (000's)             12,860               13,080                 13,189

The same data, presented in conformity with US GAAP, is shown on the next page.

 (Dollars in Thousands (000's) except for Per Share Data and Rates of Exchange)


                                                                       FISCAL YEAR ENDED
                                               ---------------------------------------------------------------
                                                     7/31/05              7/31/04               7/31/03
                                               ---------------------------------------------------------------
                                                        CA                   CA                    CA

Rates of exchange
   At period end -- US$...................             $1.22                $1.33                  $1.40
   Average for the period.................             $1.24                $1.34                  $1.50

Results of Operations
   Net Sales..............................            $6,096               $5,349                $31,683
   Research and Development Costs.........           ($3,272)             ($3,309)               ($3,311)
   Selling, General and Administrative
     Expenses.............................           ($8,318)             ($7,605)              ($16,582)
   Amortization...........................             ($277)               ($242)               ($1,077)
   Cost of Sales and Product Support......           ($1,754)             ($1,652)              ($12,510)
   Operating income (loss)                           ($7,525)             ($7,459)               ($1,797)

Other Income (expense)                                  $162                 $329                  ($167)

Gain on Sale of Subsidiary                                                                       $11,757

Net Income (Loss).........................           ($7,363)             ($7,130)                $9,793

Financial Position
   Working Capital........................            $4,205              $11,523                $19,133
   Total Assets...........................            $7,935              $15,991                $24,026
   Total Liabilities......................            $3,100               $3,632                 $4,344
   Shareholders' Equity...................            $4,835              $12,359                $19,682

Earnings (Loss) per Share.................            ($0.57)              ($0.55)                 $0.74
Weighted Average Numbers of Shares
   outstanding during each period (000's)             12,860               13,080                 13,189

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE CORPORATION'S CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES TO THEM FOR EACH OF THE YEARS IN THE THREE-YEAR PERIOD ENDED JULY 31, 2005, AND THE INFORMATION INCLUDED IN THE ANNUAL REPORT OF THE CORPORATION. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVELS OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE," "MAY," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE," OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON OCTOBER 28, 2005. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE "RISK FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND THE CORPORATION'S REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULT OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 13 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 2003", "FISCAL 2004" AND "FISCAL 2005" MEAN THE FISCAL YEARS OF THE CORPORATION ENDED JULY 31, 2003, JULY 31, 2004 AND JULY 31, 2005, RESPECTIVELY.

OVERVIEW

Sand Technology Inc. was incorporated on December 10, 1982 under the Canada Business Corporations Act and carried on business under the name Sand Technology Systems (Canada) Inc. until 1988. From 1988 until 1999, we used the name Sand Technology Systems International Inc. On January 1, 2000, we changed our name to Sand Technology Inc. ("SAND").

Some years ago, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi, Ltd. of Japan, through Hitachi

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Data Systems Inc. ("HDS Canada"). HDS Canada marketed a broad range of information processing solutions, including enterprise servers, storage subsystems, peripheral products and professional services. SAND was the legal and beneficial owner of 40% of the issued and outstanding shares of HDS Canada; Hitachi Data Systems Corporation ("HDSC") of Santa Clara, California was the legal and beneficial owner of the remaining 60%. In August 1999, SAND sold its interest in HDS Canada to HDSC and withdrew from the mainframe computer market and the peripheral hardware market.

We then fully shifted our focus to the design, development, marketing and support of software products that enable users to retrieve usable business information from large amounts of data and to providing specialized systems integration services related to those products. Our software products, collectively known as the SAND Analytic Server and SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of Information Technology professionals, and to store that data with orders of magnitude more efficiently than what is generally possible using more traditional database products. The SAND Analytic Server, which incorporates SAND's patent-protected Nucleus database engine and other Nucleus derived products, facilitates the use of data mining, query, reporting and other classes of on-line analytical applications, thereby enabling more effective management of customer relationships, supply chains and other critical business processes. Our products permit more timely and accurate decisions across the extended enterprise, making "business intelligence" a key component of operational excellence. Customers in Europe and North America now use SAND's solutions for both analytical and operational purposes, including, amongst others, market segmentation CRM analytics, Web analytics, Business Performance Management and strategic planning. The addition in 2004 of the SAND Searchable Archive to our portfolio enhances our ability to deliver in these areas and adds capability in the efficient storage and retrieval of large amounts of historic data, facilitating regulatory and compliance applications.

Initially SAND offered products primarily as part of a systems integration model. At the end of the 2002 fiscal year, we consolidated the systems integration portion of our business which had been growing in importance and subsequently re-branded it with the name ClarityBlue. ClarityBlue concentrated on developing a strong competitive practice utilizing the SAND Analytic Server product as an engine for its Customer Analytic offering, and was able to attract high profile customers particularly in the Telecommunications and Financial Services markets in the UK.

Sale of ClarityBlue

With the growth of ClarityBlue's successes in the market place, we were faced with ever-increasing demands for resources to fuel that growth. Often, ClarityBlue contracts involved investment in staff and infrastructure on our part that would only be recovered from the client over multiple years. At the same time, while ClarityBlue was generating strong reference customers for SAND products and proving their effectiveness as a platform for systems integrators to competitively stage large projects - our preferred distribution channel - the systems integration community - was wary of our "in-house" competition.

Meanwhile, industry analysts we consulted, who understood the need for us to initially "seed" ClarityBlue in order to provide "proof statements" of our product capabilities, began questioning, as did our management, whether a company of our size had the resources to both grow an integrator division and capitalize on the opportunity presented by the growing market acceptance of the SAND Analytic Server products.

As a result, the decision was taken to sell the ClarityBlue division by means of a management buyout to the management team operating ClarityBlue. The transaction was completed in 2003.

DEVELOPMENTS IN 2005

Because of ClarityBlue's demonstrated competitive edge through using the SAND Analytic Server as a high performance systems integration platform, we have secured effective partnerships with organizations acknowledged for their thought leadership in key application areas. While it may take some time for these partnerships with systems integrators and application vendors to mature into predictable revenue-producers, we now have the ability to both attract and develop these channels and to continue to benefit commercially from the relationship with ClarityBlue.

Products and Services

SAND initially developed a unique data storage and manipulation architecture known as the SAND Analytic Server, which allows user-driven queries on large amounts of data to be performed efficiently and cost-effectively. This patented breakthrough in the storage and integration of data, and in the speed and flexibility at which data can be analyzed by business users, represents the "next step" in the drive to empower managers across an organization by providing them with the data they need to be better managers.

The SAND Analytic Server, based on SAND's patented tokenized database engine, can best be viewed as an enterprise platform technology that enables organizations to maximize the business value of corporate information by supporting better business decisions through intuitive interactive data access. The SAND Analytic Server, or the Nucleus products upon which it is based, is already being used to provide fast measurable business benefit in the retail, finance, healthcare, transportation, telecommunication, manufacturing, government and insurance sectors. These customers, often at the recommendation of systems integrators, are using our products in support of strategic corporate initiatives including e-business, customer relationship management, reporting, supply chain management, risk analysis and management, product trend and profitability analysis, fraud detection, emerging markets, competitive analysis and quality control. Increasingly as organizations shift the competitive

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landscape from operations to intelligence, these information intensive decisions are not stand-alone, but a core part of an integrated information management infrastructure.

In 2004 we introduced a second patent protected product, the SAND Searchable Archive. This product builds on SAND's strength in advance data management to create a highly compressed database for storing data that is not of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes.

The SAND Searchable Archive is substantially smaller than a traditional relational database but can be searched directly by business users using standard "business intelligence" tools. This is a breakthrough product which has particular impact on the current information technology environment where volumes of corporate data are growing at an exponential rate.

The SAND Searchable Archive works with data from any corporate database and over time is suitable for version customization to support particular third party vendors' products. An initial contract is in place with SAP to develop a specialized version to support its customers' specific challenges in managing data growth.

The SAND Analytic Server and the SAND Searchable Archive incorporate a number of advanced technologies. Its development has already required, and will continue to require, substantial investment in research and development.

Marketing and Sales

Our corporate headquarters are located in Montreal where we also have development and sales resources. Offices in Kenilworth, New Jersey, McLean, Virginia and Pasadena, California, through SAND Technology Corporation ("SAND USA") support the development and distribution of the SAND Analytic Server and SAND Searchable Archive products in the United States.

We have relocated our offices in the United Kingdom to Camberley, southwest of London. We have an office in Hamburg, Germany, through SAND Technology Deutschland GmbH.

We have alliances or commercial relationships with, among others, SAP, Sun Microsystems, StorageTek, IBM, Microsoft, Oracle, Hyperion Software, Information Builders, Atos Origin, DunnHumby, FDI and TopEnd Solutions. The United States General Services Administration (GSA) has officially approved the addition of the SAND Analytic Server and SAND Searchable Archive products to a GSA Supply Schedule. In addition, we now have marketing arrangements in place with a number of recognized systems integration partners who have trained personnel in the marketing and deployment of our products.

Our long-term direction for our high performance analytical infrastructure products is to insure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long-term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our consolidated financial statements.

REVENUE RECOGNITION

SOURCES OF REVENUE

In the fiscal year ended July 31, 2005, our revenue was primarily derived from the licensing of our products, the provision of related services, including installation, training and maintenance support. We recognize revenue from our license agreements when all the following conditions are met:

     o    We have an executed license agreement with the customer;
     o    We have delivered the software product to the customer;
     o The amount of the fees to be paid by the customer is fixed and determinable; and
     o    Collection of these fees is deemed probable.

Often, software license agreements are multiple-element arrangements since they include related maintenance and implementation fees. In those cases where implementation and maintenance fees are significant components, the entire arrangement fee is allocated to each element based on the relative fair values of license, maintenance and implementation.

PRODUCT REVENUE

Currently, product revenue consists of the following:

     o Fixed License Fee - one-time license fee in exchange for a license with a perpetual term or a time-limited term or for a fixed number of copies. We typically recognize the license fees in the period during which the contract is executed and delivered, provided that we have vendor-specific objective evidence of fair value and all revenue recognition criteria are met.

     o Reseller Arrangements - the reseller generally pays a non-refundable licensing fee for our software. We recognize revenue associated with a non-refundable license fee when we have met our revenue recognition criteria.

During fiscal 2005, a marginal portion of our revenues came from solution sales in addition to software and services models. For all contracts we make a determination as to whether the service element is essential to the functionality of the other elements of the arrangement. We also make a determination, including the contractual commitment to refund or pay penalties, related to the successful delivery under each agreement. Where the service element is essential or where the arrangement involves significant customization or modification of the software, recognition of revenue is based on using the percentage of completion method based either on inputs or on outputs as dictated by the specific contracts. For those contracts, there will likely be an increase in the time between when the contract is signed and when we record the revenue.

SAND reports the revenue on a gross basis only if it acts as the principal in the transaction and assumes the risks and rewards of ownership, such as the risk of loss for collection, delivery, and returns. In cases where these conditions are not met, we record the revenue based on the net amount retained.

Our customers have traditionally been and continue to be reluctant to make large commitments in up-front license fees, especially in a tight capital budget allocation process that our customers generally face internally. Therefore, our revenues from license and maintenance arrangements have been and are expected to be lower until our customers begin to increase their levels of capital expenditures. The lack of a sufficient quantity of customer transactions may make it difficult for us to allocate specific revenue amounts to license sales of new products. As a result, we will be using the residual method to record revenues for such new product sales. Under this method, for arrangements where we have undelivered elements, which are typically services and maintenance, we will record the remaining value of the contract as license revenue after allocating full value to the undelivered elements.

SERVICE REVENUE

IMPLEMENTATION AND CUSTOMER SERVICE FEES

Revenue from implementation and customer services include fees for implementation of our product offerings, consulting and training services. We currently rely, and expect to continue to rely, upon a combination of our own resources and third-party consulting organizations to deliver these services to our customers. Customers are charged a fee based on time and expenses. Depending on the circumstances of specific contracts, revenue from implementation and customer service fees is recognized as the services are performed or as contractual milestones and acceptance criteria are met.

MAINTENANCE FEES

We receive revenue from maintaining and servicing our products for customers. The maintenance fee is typically equal to a specified percentage of the customer's license fee. If associated with the fixed-fee license model, the maintenance revenues received will be recorded as deferred revenue and recognized on a straight-line basis over the contract period.

RESULTS OF OPERATIONS

FISCAL 2005 COMPARED WITH FISCAL 2004

Revenue

Our sales in fiscal 2005 were $6,096,033, an increase of 14% from sales of $5,349,214 in fiscal 2004.

Our sales in fiscal 2005 in North America were $2,899,252, an increase of 93% from sales of $1,503,184 in fiscal 2004. In Europe, sales in fiscal 2005 were $3,196,781, a decrease of 17% from sales of $3,846,030 in fiscal 2004.

The increase in our revenues for fiscal 2005 is associated primarily with the implementation of the change to our business model. In North America the increase in revenue stems mostly from sales of product upgrades to existing customers and professional services, while we continue to fully engage other opportunities through our partners. Last year our newly established UK Office was in a transitional stage focusing primarily on positioning itself following the sale of ClarityBlue and selling product upgrades to the existing client base. This year, the UK office has restarted its business development process to reach new customers. The selling process has been longer than anticipated, thus creating a shortfall in the overall European revenues. This shortfall has been partially offset by increased revenues from our German operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses increased by 9% to $8,317,831 for the fiscal year ended July 31, 2005 from $7,604,541 for the fiscal year ended July 31, 2004. The increase is primarily due to higher sales related costs such as commissions and marketing efforts to address different industry segments in North America and at the international level. During fiscal 2006, we anticipate that selling, general and administrative expenses will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained relatively stable at $3,272,102 for the fiscal year ended July 31, 2005 compared to $3,308,789 for the fiscal year ended July 31, 2004. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 6% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is important to maintain product and technical leadership and expect that we will continue to commit significant resources to research and development in the future. However, for fiscal 2006, we expect that research and development expenditures will decline in absolute dollars as the impact of the cost reduction measures we executed in 2005 will show its full effect.

Cost of Sales

Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 6% to $1,754,138 for the fiscal year ended July 31, 2005 from $1,652,369 for the fiscal year ended July 31, 2004. This increase, which reflects the increase in revenue, is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support and maintenance services. Cost of sales may vary due to the mix of services provided by our personnel relative to those provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

Losses from operations were higher for the fiscal year ended July 31, 2005, reaching an amount of $7,525,314 as compared to a loss of $7,458,973 for the fiscal year ended July 31, 2004. These results continue to reflect the transitional nature of the business and distribution model of SAND. During 2005, we took measures to reduce our overall cost base to enable us to lower the level at which we will reach profitability. Once profitability is reached, we will start reinvesting in commercial activities to a level that will favour growth in revenues and further profitability. Also, we incurred expenditures in improving our SAND Analytic Server, in bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and in establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

Cash and investments at July 31, 2005 were $5,615,912 compared with $12,601,393 at July 31, 2004. The decrease is mainly due to operating activities which used cash in an amount of $6,699,096. Investing activities used cash in an amount of $70,578 while financing activities used $215,807. We believe that we have sufficient internal resources available to fund our expected working capital requirement through fiscal 2006

FISCAL 2004 COMPARED WITH FISCAL 2003

Revenue

Our sales in fiscal 2004 were $5,349,214, a decrease of 83% from sales of $31,682,536 in fiscal 2003.

Our sales in fiscal 2004 in North America were $1,503,184, a decrease of 56% from sales of $3,423,142 in fiscal 2003. In Europe, sales in fiscal 2004 were $3,846,030, a decrease of 86% from sales of $28,259,394 in fiscal 2003.

The substantial decrease in our revenues for fiscal 2004 is associated primarily with the change in business model. Our ClarityBlue division generated significant revenue associated with its systems integration and implementation assignments in Europe. Although our new model allows these types of assignments, the significance of these systems integration and implementation, revenues have decreased substantially. In North America, the decrease in revenue stems from caution related to sales and marketing expenses while we fully engage the new partner sales model.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products. Selling, general and administrative expenses decreased by 54% to $7,604,541 for the fiscal year ended July 31, 2004 from $16,581,789 for the fiscal year ended July 31, 2003. The decrease is primarily due to the disposal of ClarityBlue and lower sales related costs such as commissions. The decrease was partially offset by the increased costs associated with marketing and sales efforts to address different industry segments in North America and at the international level. During fiscal 2005, SAND anticipates that selling, general and administrative expenses may decline as a percentage of total revenues.

Research and Development Expenses

Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance, and testing. Research and development expenses remained constant at $3,308,789 for the fiscal year ended July 31, 2004 compared to $3,310,709 for the fiscal year ended July 31, 2003. The relatively constant amount devoted to research and development expenses in absolute dollars reflects an actual reduction in costs of over 9% offset by a lower level of tax incentives received. This level of expenditures also reflects the current stage of development of the SAND Analytic Server and the SAND Searchable Archive. We believe that significant investment for research and development is essential to maintain product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. However, for fiscal 2005 we expect that research and development expenditures will not vary significantly in absolute dollars.

Cost of Sales

Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales decreased by 87% to $1,652,369 for the fiscal year ended July 31, 2004 from $12,510,215 for the fiscal year ended July 31, 2003. This decrease reflects the decrease in revenue. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel, relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

Losses from operations were higher for the fiscal year ended July 31, 2004, reaching an amount of $7,458,973 as compared to a loss of $1,797,002 for the fiscal year ended July 31, 2003. This reflects the transitional nature of fiscal 2004 from the sale of ClarityBlue towards the new business model of SAND. Also, the Company incurred expenditures in improving our SAND Analytic Server, bringing our SAND Searchable Archive to market and in establishing the infrastructure associated with our direct sales force in different industry segments. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products, namely the SAND Analytic Server and the SAND Searchable Archive, and in establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

Liquidity and Capital Resources

Cash and investments at July 31, 2004 were $12,601,393 compared with $20,344,426 at July 31, 2003. The decrease is mainly due to operating activities which used cash in an amount of $7,530,932. Investing activities used cash in an amount of $529,742 while financing activities generated $317,641 as a result of the collection of the Balance of Sale receivable from ClarityBlue.

RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other information in the Annual Report, the following factors should be considered in evaluating SAND and our business. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties of which we are not presently aware or that we currently consider immaterial, may also impair our business, our operating results and financial condition.

RISKS ASSOCIATED WITH OUR FINANCIAL RESULTS

o WE HAVE NOT BEEN PROFITABLE IN FOUR OUT OF OUR LAST FIVE FISCAL YEARS AND WE HAVE SOLD SOME LIQUID INVESTMENTS AND ASSETS TO FUND OUR OPERATIONS. WE MAY HAVE TO OBTAIN ADDITIONAL FINANCING TO FUND OUR FUTURE OPERATIONS.

Because we have not been profitable in four out of our last five fiscal years, we have had to fund our losses through a combination of sales of liquid investments and assets. We incurred losses of $8,522,676 in fiscal 2001, $14,812,001 in the fiscal 2002, $7,129,930 in fiscal 2004 and $7,363,054 for the fiscal year ended July 31, 2005. Although, fiscal year 2003 was profitable, the profit was due to the gain from the sale of ClarityBlue, which amounted to $11,757,280. Had we not sold ClarityBlue, we would have shown a loss of $1,964,199. We expect to continue to incur losses in the near future and possibly longer. Although our expenses materially decreased as a result of the sale of ClarityBlue, so did our revenue base and additional efforts will have to be made to grow our sales force and build our marketing efforts to address the USA and international markets as well as other specific markets in order to achieve future sales growth. If our efforts are not successful in continuing to create additional revenues, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

We expect to continue to incur substantial operating expenses in the foreseeable future in relation to our revenue base and our operating results will be adversely affected if our revenues do not increase. We must, among other things, continue to develop market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel, and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot assure you that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

o OUR DIFFICULTY IN ACCURATELY FORECASTING OUR RESULTS FROM QUARTER TO QUARTER MAY AFFECT OUR CASH RESOURCES AND RESULT IN WIDE FLUCTUATIONS IN THE MARKET PRICE OF OUR STOCK.

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results are not meaningful and that one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed. When the market price of a company's stock drops significantly, shareholders often institute securities class action lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

o BECAUSE WE ARE NOW SEEKING TO SECURE EFFECTIVE PARTNERSHIPS WITH SYSTEMS INTEGRATORS AND APPLICATION VENDORS, IT MAY BE DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND ITS PROSPECTS.

Your evaluation of our business is more difficult because we are moving to secure effective partnerships with systems integrators and application vendors which may take some time to mature into predictable revenue producers. Our prospects are difficult to predict and may change rapidly. You should consider the risks, expenses and difficulties that we may encounter or incur as a company now operating in a rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

o    WE PLAN TO FURTHER DEVELOP OUR DIRECT SALES FORCE.

Though we plan to continue to sell our products through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada, the United Kingdom and Germany, direct sales will still play an important role in developing important reference accounts in new markets. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, turnover among our sales force tends to slow sales efforts until replacement personnel are recruited and trained. We may not be able to attract and retain the sales and marketing personnel we desire, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON KEY PERSONNEL.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for qualified personnel remains intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial condition.

o    OUR PRODUCT SALES CYCLE IS LENGTHY.

The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that many companies are not yet fully aware of the benefits of enterprise-wide business intelligence solutions, nor have such companies yet deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of the SAND Analytic Server and the SAND Searchable Archive is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures including, in some instances, approval by the board of directors of the customer. Based in part upon, among other things, our lengthy sales cycle, the timing of sales is difficult to predict and our earnings and operating results could vary significantly from quarter to quarter during our current fiscal year. As a result of the long sales cycle, it may take us a substantial amount of time to generate revenue from our sales effort.

o    WE MUST CONTINUE TO MAINTAIN AND GROW OUR INDIRECT SALES CHANNELS.

Our success in maintaining our indirect channels, value-added resellers, resellers and distributors is important to our ability to achieve revenue growth and improved operating margins on product sales. Despite the fact that we continue to invest significant resources to develop our indirect channels, we may not be able to continue to attract and retain additional companies in our indirect channels that will be able to market our SAND Analytic Server and SAND Searchable Archive effectively and will be qualified to provide timely and cost-effective customer support and services. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases, these agreements may be terminated by either party without cause. We may not be able to successfully expand our sales through indirect channels, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

o    WE OPERATE IN A HIGHLY COMPETITIVE MARKET.

We compete in the highly competitive computer software industry as a result of bringing our SAND Analytic Server and more recently the SAND Searchable Archive to market. The market in which we operate is still developing and is intensively competitive, highly fragmented, and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within several categories:

-- vendors of business intelligence software such as Cognos, Business Objects, Crystal Decisions, SAP, Siebel and Hummingbird;

-- vendors offering alternative approaches to delivering analysis capabilities to users, such as MicroStrategy, Computer Associates, Hyperion Software and Actuate;

-- database vendors that offer products, which operate specifically with their proprietary database, such as Microsoft, IBM, and Oracle Corporation:

-- other companies that may in the future announce offerings of enterprise business intelligence solutions.

Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, and loss of market share.

Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners including systems integrators and application vendors may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Such competition could have a material adverse effect on our ability to enter into new licensing agreements, and maintenance and support renewals for existing licensing agreements, with respect to our products. Competitive pressures could also require us to reduce the price of our products.

We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe we presently compete favourably with respect to each of these factors, some potential customers may be reluctant to work with us due to our fluctuating stock price or our financial condition.

We cannot assure you that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

o AS WE EXPAND BEYOND NORTH AMERICA, WE ARE EXPOSED TO CERTAIN RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL.

Although the sale of ClarityBlue has reduced the importance of revenues earned outside North America, these revenues are expected to be significant nonetheless in the future. Sales to customers outside of North America, including sales generated by our U.K. subsidiary, represented 89%, 72% and 52% of our total revenue for fiscal 2003, 2004 and 2005, respectively. We have sales offices in the United Kingdom and Germany.

A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for the additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. We cannot assure you that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

WE CURRENTLY DEPEND ON SALES OF THE SAND ANALYTIC SERVER AND THE SAND SEARCHABLE ARCHIVE TO GENERATE MOST OF OUR REVENUE.

We expect the sale of our SAND Analytic Server and SAND Searchable Archive to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition, and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. We attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas to help us successfully respond to changing technology, identify new product opportunities, or develop and bring new products to market in a timely and cost-effective manner. Our failure to establish such alliances could have a material adverse effect on our business, operating results and financial condition.

We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis could have a material adverse effect on our business, operating results and financial condition.

In addition, we or our competitors may announce enhancements to existing products, or new products that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable, and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

o    WE DEPEND ON THE MARKET FOR ENTERPRISE BUSINESS INTELLIGENCE.

We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our SAND Analytic Server, SAND Searchable Archive and our Nucleus Product Suite, and we expect such sales to constitute an increasing portion of any future revenue growth. To date, our selling efforts have resulted in limited enterprise-wide implementations of our SAND Analytic Server, SAND Searchable Archive and our Nucleus Product Suite. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), we cannot assure you that these efforts will be sufficient to build market awareness of the need for the enterprise-wide implementations for business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to fully develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

o AS A RESULT OF THEIR COMPLEXITY, OUR PRODUCTS MAY CONTAIN UNDETECTED ERRORS, FAILURES OR VIRUSES AND WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FOR SUCH DEFECTS.

Despite our testing of new products and their use by current and potential customers when first introduced or when new enhancements are released, we cannot assure you that there will be no defects or errors in new products or enhancements in our commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, we cannot assure you that defects and errors will not be found in new products or enhancements resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, we cannot assure you that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

o    THERE IS LIMITED PROTECTION OF OUR PROPRIETARY RIGHTS.

We currently rely primarily on a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have seven United States patents. We cannot assure you that our patents will not be invalidated, circumvented or challenged, or that the rights granted under our patents will provide competitive advantages to us. Others may develop technologies that are similar or superior to our technology or design around any patent that may be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. The provision of source code escrows may increase the likelihood of misappropriation by third parties. Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, we expect that in the future software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements which may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally-developed software and used in our products to perform key functions. We cannot assure you that these third-party software licenses will be available to us on terms acceptable to us or indeed that our suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE VALUE OF OUR CLASS A COMMON SHARES

o    SHARES ELIGIBLE FOR FUTURE SALE.

Sales of a substantial number of our Class A common shares in the public market could adversely affect the market price for our Class A common shares.

We are authorized to issue an unlimited number of Class A common shares, of which 12,818,189 shares are outstanding as of October 28, 2005, and we have reserved an additional 1,080,000 Class A common shares for future issuance. The issuance of these authorized or reserved shares could dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class

A common shares. We have granted rights to purchase 1,080,000 Class A common shares to directors, officers, employees and consultants upon the exercise of options at prices ranging from US$0.69 to US$7.00 per share.

o THE PRICE OF OUR CLASS A COMMON SHARES ON THE OTC BULLETIN BOARD IS LIKELY TO BE VOLATILE.

Our Class A common shares are currently listed on the OTC Bulletin Board ("OTCBB") under the symbol SNDTF.OB. Prior to August 9, 2005, our class A common shares were traded on the Nasdaq SmallCap Market. Our share price, which has ranged from a low of US$0.22 to a high of US$0.96 during the past twelve months, could be subject to wide fluctuations. The volume of trading in our Class A common shares on the OTCBB has not been substantial. As a result, even small dispositions or acquisitions of our Class A common shares in the public market could cause the market price to fall or increase substantially. Our share price could also be subject to wide fluctuations in response to broad market and industry factors, actual or anticipated variations in quarterly operating results, volatile economic conditions, new products offered by us or our competitors, changes in financial estimates by securities analysts and other events or factors that may be beyond our control.

o    EXISTING STOCKHOLDERS WILL CONTINUE TO EXERCISE EFFECTIVE CONTROL OVER US

Our executive officers and directors, together with entities affiliated with such individuals, beneficially own approximately 27.8% of our Class A common shares. Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer and a director of SAND, beneficially owns approximately 17.7% of SAND's Class A common shares. Jerome Shattner, Executive Vice President, beneficially owns 8.0% of our Class A common shares, while George Wicker, Chief Risk Officer of SAND Technology Corporation, beneficially owns 2.1% of our Class A common shares. These shareholders may, as a practical matter, continue to be able to control the election of a majority of SAND's directors and the determination of many corporate actions. This concentration of ownership could have the effect of delaying or preventing a change in control of SAND.

o OUR ABILITY TO ISSUE CLASS B SHARES COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US TO THE DETRIMENT OF HOLDERS OF CLASS A COMMON SHARES.

Our articles of incorporation provide for an unlimited number of Class B shares which, if ever they are issued, may make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to our shareholders. Our board has the authority to attach special rights, including voting or dividend rights, to the Class B shares. However, the voting rights of a Class B share cannot exceed those of a Class A common share. Class B shareholders who possess these rights could make it more difficult for a third party to acquire our company.

o THE RIGHTS THAT MAY HAVE BEEN AND MAY IN FUTURE BE GRANTED TO OUR SHAREHOLDERS MAY ALLOW OUR BOARD AND MANAGEMENT TO DETER A POTENTIAL ACQUISITION OF OUR COMPANY

Our Board of Directors adopted a shareholders rights plan which was ratified by our shareholders on December 16, 2003. Our shareholders will be asked to renew and continue the shareholders rights plan at a forthcoming meeting of the shareholders. Under the plan, rights to purchase Class A common shares have been issued to holders of Class A common shares. The rights become exercisable under certain circumstances in which someone acquires 20% or more of our outstanding Class A common shares. As a result of the plan, anyone wishing to take-over the company may be forced under certain circumstances to negotiate a transaction with our Board of Directors and management or comply with certain bid criteria in order not to trigger the exercise of rights. This could prolong the take-over process and, arguably, deter a potential bidder.

CONSOLIDATED FINANCIAL STATEMENTS OF

SAND TECHNOLOGY INC.

JULY 31, 2005, 2004 AND 2003

                           [INTENTIONALLY LEFT BLANK]

[LETTERHEAD]



REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders and Board of Directors of Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2005 and 2004 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended July 31, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards of the Public Company Accounting Oversight Board in the United States of America. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended July 31, 2005 in accordance with Canadian generally accepted accounting principles.

The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005


COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have been implemented such as those described in Note l to the consolidated financial statements of the Corporation. Our report to the Shareholders and Board of Directors, dated September 16, 2005, is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the report of independent registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

September 16, 2005

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2005 AND 2004
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                                                    2005                 2004
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $

ASSETS
Current assets
    Cash and cash equivalents                                                      5,615,912           12,601,393
    Accounts receivable, net (Note 5)                                              1,561,613            2,364,655
    Prepaid expenses                                                                 127,731              188,680
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,305,256           15,154,728

Capital assets, net (Note 2)                                                         296,735              392,585
Other assets, net (Note 3)                                                           332,540              443,388
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,934,531           15,990,701
===================================================================================================================

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,485,597            1,881,113
    Deferred revenue                                                               1,447,992            1,554,785
    Deferred credits                                                                 166,243              195,581
-------------------------------------------------------------------------------------------------------------------
                                                                                   3,099,832            3,631,479
-------------------------------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
            12,818,189 Class "A" common shares
               (12,997,551 in 2004)                                               38,024,756           38,556,828
        Contributed surplus (Note 4(b))                                               74,000               49,000
    Deficit                                                                      (33,264,057)         (26,246,606)
-------------------------------------------------------------------------------------------------------------------
                                                                                   4,834,699           12,359,222
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,934,531           15,990,701
===================================================================================================================

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                                2005                2004                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $

REVENUE                                                       6,096,033            5,349,214           31,682,536
-------------------------------------------------------------------------------------------------------------------

Operating expenses
    Cost of sales and product support                         1,754,138            1,652,369           12,510,215
    Research and development, net (Note 5)                    3,272,102            3,308,789            3,310,709
    Amortization of capital and other assets                    277,276              242,488            1,076,825
    Selling, general and administrative
        expenses                                              8,317,831            7,604,541           16,581,789
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                                     13,621,347           12,808,187           33,479,538
-------------------------------------------------------------------------------------------------------------------

Loss from operations                                         (7,525,314)          (7,458,973)          (1,797,002)
-------------------------------------------------------------------------------------------------------------------

Other income
    Interest income                                             162,260              329,043               14,939
    Gain on sale of subsidiary (Note 7)                               -                    -           11,757,280
-------------------------------------------------------------------------------------------------------------------
                                                                162,260              329,043           11,772,219
-------------------------------------------------------------------------------------------------------------------

(Loss) income before income taxes                            (7,363,054)          (7,129,930)           9,975,217
-------------------------------------------------------------------------------------------------------------------

Income taxes (Note 6)
    Current                                                           -                    -               13,136
    Future                                                            -                    -              169,000
-------------------------------------------------------------------------------------------------------------------
                                                                      -                    -              182,136
-------------------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                            (7,363,054)          (7,129,930)           9,793,081
===================================================================================================================

Basic and diluted (loss) earnings per share (Note 4)             (0.57)                (0.55)                0.74
===================================================================================================================

Basic and diluted weighted average number
    of common shares outstanding                             12,860,438           13,079,649           13,189,124
===================================================================================================================

APPROVED BY THE BOARD OF DIRECTORS


/s/ Arthur G. Ritchie                          /s/ Marc Malouin

ARTHUR G. RITCHIE, DIRECTOR                    MARC MALOUIN, DIRECTOR


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                  Common stock
                                      ---------------------------------
                                          Number of                             Contributed
                                           Shares              Amount              Surplus              Deficit
                                      -----------------------------------------------------------------------------
                                                                 $                     $                     $

BALANCE, JULY 31, 2002                  13,209,427           39,185,351                               (29,241,739)

Net income                                                                                              9,793,081

Share repurchase                           (45,100)            (133,787)                                   78,752
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2003                  13,164,327           39,051,564                               (19,369,906)

Net loss                                                                                               (7,129,930)

Stock-based compensation
    (Note 4(b))                                                                       49,000

Share repurchase                          (166,776)            (494,736)                                  253,230
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2004                  12,997,551           38,556,828               49,000          (26,246,606)

Net loss                                                                                               (7,363,054)

Stock-based compensation
    (Note 4(b))                                                                       25,000

Share repurchase                          (179,362)            (532,072)                                  345,603
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2005                  12,818,189           38,024,756               74,000          (33,264,057)
===================================================================================================================


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

                                                                2005                2004                 2003
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net (loss) income                                        (7,363,054)          (7,129,930)           9,793,081
    Items not affecting cash
        Amortization of capital and other
           assets                                               277,276              242,488            1,076,825
        Stock-based compensation                                 25,000               49,000                    -
        Gain on sale of subsidiary                                    -                    -          (11,757,280)
        Provision for loan receivable                                 -                    -              100,000
        Future income taxes                                           -                    -              169,000

    Changes in non-cash operating
        working capital items
           Accounts receivable                                  803,042              (23,787)          (4,509,208)
           Inventories                                                -                    -             (228,341)
           Prepaid expenses                                      60,949               14,651             (926,014)
           Accounts payable and accrued liabilities            (395,516)          (1,098,530)           4,977,197
           Deferred revenue                                    (106,793)             415,176              695,600
-------------------------------------------------------------------------------------------------------------------
                                                             (6,699,096)          (7,530,932)            (609,140)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Increase in other assets                                          -             (471,100)                   -
    Purchase of capital assets                                  (70,578)             (58,642)          (1,995,167)
    Proceeds from sale of subsidiary, net of cash
        and cash equivalents disposed (Note 7)                        -                    -           17,663,577
-------------------------------------------------------------------------------------------------------------------
                                                                (70,578)            (529,742)          15,668,410
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Repurchase of common shares                                (186,469)            (241,506)             (55,035)
    Balance of sale receivable                                        -              588,483             (588,483)
    Deferred credits                                            (29,338)             (29,336)             (29,337)
-------------------------------------------------------------------------------------------------------------------
                                                               (215,807)             317,641             (672,855)
-------------------------------------------------------------------------------------------------------------------

(Decrease) increase in cash and cash equivalents             (6,985,481)          (7,743,033)          14,386,415
Cash and cash equivalents, beginning of year                 12,601,393           20,344,426            5,958,011
-------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
    END OF YEAR                                               5,615,912           12,601,393           20,344,426
===================================================================================================================

There was a nominal amount of interest paid and no income taxes paid during the three-year period ended July 31, 2005.

Non-cash operating and investing activities
    Transaction costs incurred from sale of
        subsidiary                                                    -                    -            1,462,768

               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licencing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to total estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        REVENUE RECOGNITION (CONTINUED)

        Revenues from maintenance services for licences previously sold and implemented are recognized ratably over the term of the contract.

        Revenues from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

        Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.

        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include unrestricted cash and highly liquid investments.

        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:


               Furniture and equipment                            5 years
               Computer equipment                                 3 years
               Leasehold improvements                 over the lease term

        OTHER ASSETS

        Other assets comprise contract costs and acquired technology.

        (i)  Contract costs

             Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and is amortized ratably over the term of the contract ending in 2008.

        (ii) Acquired technology

             The Corporation records its acquired technology at cost and amortized such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

        INCOME TAXES

        Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

        DEFERRED CREDITS

        Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.

        DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS

        In 2003, the Corporation early adopted the recommendations of Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3475, "Disposal of Long-lived Assets and Discontinued Operations". This Section provides guidance on the recognition, measurement, presentation and disclosure of long-lived assets to be disposed of. It replaced the disposal provisions of Property, Plant and Equipment, Section 3061, as well as Discontinued Operations, Section 3475. The Section:

          o    Provides criteria for classifying assets as held for sale;

          o Requires an asset classified as held for sale to be measured at fair value less cost to sell;

          o Provides criteria for classifying a disposal as a discontinued operation; and

          o Specifies presentation and disclosure for discontinued operations and other disposals of long-lived assets.

        The adoption of this new Section did not have a material impact on these consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        FOREIGN EXCHANGE TRANSLATION

        Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the year, with the exception of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNINGS (LOSS) PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the year. The dilutive effect of options is determined using the treasury stock method.

        STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

        The Corporation early adopted the amendments of Section 3870 of the CICA Handbook, "Stock-Based Compensation and Other Stock-Based Payments" on a prospective basis, effective August 1, 2003, as permitted by the standard. The adoption of this amendment resulted in stock-based compensation in the amount of $49,000, included in selling, general and administrative expenses with a corresponding credit to contributed surplus (see Note 4(b)).

        Prior to August 1, 2003, the Corporation recorded no compensation cost on the grant of stock options to employees (see Note 4(b)).

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        GUARANTEES

        As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 14, "Disclosure of Guarantees".

        In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline No. 14.

        Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

        The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

        In addition, the Corporation has provided warranties as part of the sale of its subsidiary described in Note 7 for claims against it for conditions existing prior to the sale.

        IMPAIRMENT OF LONG-LIVED ASSETS

        As of August 1, 2003, the Corporation adopted the recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        HEDGES

        As of August 1, 2003, the Corporation adopted the recommendations of CICA Accounting Guideline No. 13, "Hedging relationships". The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

        ADOPTION OF NEW ACCOUNTING POLICY

        As of August 1, 2004, the Corporation adopted Handbook Section 3110, "Asset retirement obligations", which focuses on the recognition and measurement of liabilities for obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

        FUTURE ACCOUNTING CHANGES

        Consolidation of variable interest entities

        Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). This guideline presents the views of the Accounting Standards Board on the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. This guideline is to be applied for years beginning on or after November 1, 2004. The adoption of AcG-15 is not expected to have an impact on the Corporation's results from operations or financial position.

        Financial instruments - disclosure and presentation

        The CICA issued revisions to section 3860 of the CICA Handbook, "Financial Instruments - Disclosure and Presentation". The revisions change the accounting for certain financial instruments that have liability and equity characteristics. These revisions come into effect for years begining on or after January 1, 2005. The Corporation does not have any instruments with these characteristics at this time.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        Financial instruments - recognition and measurement

        The CICA issued section 3855 of the CICA Handbook, "Financial Instruments - Recognition and Measurement". The section is effective for years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. This section requires that 1) all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held-to-maturity, 2) all financial liabilities be measured at fair value when they are derivatives or classified as held for trading purposes (other financial liabilities are measured at their carrying value), and 3) all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship. The Corporation is currently evaluating the impact of this section on the consolidated financial statements.

        Hedges

        The CICA recently issued section 3865 of the CICA Handbook, "Hedges". The section is effective for years beginning on or after October 1, 2006. It describes when and how hedge accounting may be applied. Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between changes in the fair value of a hedged item and a hedging item, changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure relating to a hedged item and a hedging item. Hedge accounting changes the normal basis for recording the gains, losses, revenues and expenses associated with a hedged item or a hedging item in a company's statement of operations. It ensures that all offsetting gains, losses, revenues and expenses are recorded in the same period. The Corporation is currently evaluating the impact of this section on consolidated financial statements.

        Comprehensive income

        The CICA recently issued section 1530 of the CICA Handbook, "Comprehensive income". The section is effective for years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.

        Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders. It includes items that would be excluded from net earnings, such as changes in the currency translation adjustment relating to self-sustaining foreign operations, the unrealized gains or losses on available-for-sale investments and the additional minimum liability for pension obligations.

        The CICA also made changes to section 3250 of the CICA Handbook, "Surplus", and reissued it as section 3251, "Equity". The section is also effective for years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, "Comprehensive income".

        Adopting these sections on August 1, 2007 will require the Corporation to begin reporting, to the extent that they are relevant, the following items in the consolidated financial statements:

        o   comprehensive income and its components

        o   accumulated other comprehensive income and its components

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

2.      CAPITAL ASSETS

                                                                                    2005
                                                        -----------------------------------------------------------
                                                                                 Accumulated           Net book
                                                              Cost              amortization             value
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $
        Furniture and equipment                                 320,113              317,189                2,924
        Computer equipment                                      515,331              380,173              135,158
        Leasehold improvements                                  287,610              128,957              158,653
        -----------------------------------------------------------------------------------------------------------
                                                              1,123,054              826,319              296,735
        ===========================================================================================================


                                                                                    2004
                                                        -----------------------------------------------------------
                                                                                 Accumulated           Net book
                                                              Cost              amortization             value
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $

        Furniture and equipment                                 320,113              305,050               15,063
        Computer equipment                                      444,753              255,313              189,440
        Leasehold improvements                                  287,610               99,528              188,082
        -----------------------------------------------------------------------------------------------------------
                                                              1,052,476              659,891              392,585
        ===========================================================================================================

        Amortization expense of capital assets amounted to $166,428 in 2005 ($214,776 in 2004 and $1,031,395 in 2003).

3.      OTHER ASSETS

                                                               2005                                      2004
                                   -----------------------------------------------------------    -----------------
                                                           Accumulated            Net book             Net book
                                         Cost             amortization              value                value
                                   ----------------     ----------------     -----------------    -----------------
                                           $                    $                     $                    $
        Contract costs                     471,100              138,560              332,540              443,388
        ===========================================================================================================

        Amortization expense of contract costs and acquired technology amounted to $110,848 in 2005 ($27,712 in 2004 and $45,430 in 2003). The acquired technology was fully amortized as of July 31, 2003.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.      COMMON STOCK

        (A) AUTHORIZED

        An unlimited number of Class "A" common shares without par value

        2005 TRANSACTIONS

        The Corporation repurchased 276,038 Class "A" common shares for $316,307 under the program adopted on December 17, 2003, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.

        2004 TRANSACTIONS

        During the year, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under the program adopted on October 15, 2002. On December 17, 2003, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 96,676 Class "A" common shares for $129,838 under this program from December 22, 2003 to July 31, 2004.

        2003 TRANSACTIONS

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the year, the Corporation repurchased 45,100 Class "A" common shares for $55,035 under this program.

        (B) STOCK OPTION PLANS

        The Corporation has two stock option plans. Under the 1996 Stock Incentive Plan, the Corporation may grant options to its regular full-time employees and those of its subsidiaries up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Corporation may grant options to its regular full-time employees and non-employee directors and those of its subsidiaries up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Corporation's shares on the Nasdaq National Market System on the day prior to the date of grant. Options vest equally over a five-year period and the options' maximum term is ten years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.      COMMON STOCK (CONTINUED)

        (B) STOCK OPTION PLANS (CONTINUED)

        Activity in the stock option plans for 2005, 2004 and 2003 was as follows:

                                                2005                       2004                       2003
                                     --------------------------   ------------------------    ---------------------
                                                    WEIGHTED                     Weighted                 Weighted
                                                     AVERAGE                      average                 average
                                       OPTIONS      EXERCISE        Options      exercise      Options   exercise
                                       (000S)         PRICE         (000s)         price       (000s)      price
                                     ------------------------------------------------------------------------------
                                       NUMBER          $US          Number          $US        Number       $US

        Outstanding,
          beginning of year              1,478        2.15            1,247        2.41             849      3.52
          Granted                          163        1.00              261        1.16             571      1.28
          Exercised                          -        -                   -        -                  -      -
          Forfeited                        520        1.89               30        4.58             173      4.08
        -----------------------------------------------------------------------------------------------------------

        Outstanding,
           end of year                   1,121        2.10            1,478        2.15           1,247      2.41
        ===========================================================================================================

        Options exercisable,
           end of year                     622        2.61              592        2.83             411      3.09
        ===========================================================================================================

        The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of July 31, 2005:

                                                         OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                                           ---------------------------------------------  -------------------------
                                                             Weighted        Weighted                     Weighted
                                                              average         average                      average
                                               Options       remaining       exercise         Options     exercise
        Range of exercise prices               (000s)          life            price          (000s)        price
        -----------------------------------------------------------------------------------------------------------
          ($US)                                Number          Years            US$           Number         US$

        < 1.00                                    160           0.97            0.69            160          0.69
        1.00 to 1.99                              647           7.89            1.03            203          1.05
        3.00 to 3.99                               20           0.97            3.37             20          3.37
        4.00 to 4.99                               45           2.45            4.42             45          4.42
        5.00 to 5.99                              217           5.72            5.11            163          5.14
        6.00 to 6.99                               28           4.05            6.36             27          6.36
        7.00 to 7.99                                4           3.34            7.00              4          7.00
        -----------------------------------------------------------------------------------------------------------
                                                1,121           6.03            2.10            622          2.61
        ===========================================================================================================

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

4.      COMMON STOCK (CONTINUED)

        (B) STOCK OPTION PLANS (CONTINUED)

        The following table presents the weighted average assumptions used to determine the stock-based compensation expense, included in selling, general and administrative expenses for the years ended July 31, 2005 and 2004, using the Black-Scholes option-pricing model.

                                                                                      2005               2004
                                                                                 ----------------------------------
        Compensation cost                                                             $25,000             $49,000

        Dividend yield                                                                     -%                  -%
        Expected volatility                                                               90%                 52%
        Risk-free interest rate                                                          3.3%                4.4%
        Expected life                                                                 7 YEARS             7 years
        Number of options granted                                                     162,500             261,000

        For stock options granted to employees during 2003, had the Corporation determined compensation cost based on the fair values of the stock options at grant dates, consistent with the method recommended under CICA Handbook Section 3870, the Corporation's earnings would have been reported at the pro forma amounts indicated below:

                                                                   2005               2004               2003
                                                              -----------------------------------------------------
                                                                     $                  $                  $

        Net (loss) income, as reported                          (7,363,054)        (7,129,930)          9,793,081
        Fair value of stock-based compensation                    (103,603)           (93,686)           (104,763)
        -----------------------------------------------------------------------------------------------------------
        Pro forma net (loss) income                             (7,466,657)        (7,223,616)          9,688,318
        ===========================================================================================================

        Pro forma basic and diluted (loss)
           earnings per share                                        (0.58)             (0.55)               0.73
        ===========================================================================================================

        The fair value of stock options granted during 2003 was estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

        Risk-free interest rate                                                         4.80%
        Dividend yield                                                                     -%
        Expected volatility                                                                87
        Expected life                                                                 7 YEARS

        (C) EARNINGS (LOSS) PER SHARE

        For the years presented, the Corporation had outstanding options that could potentially dilute the earnings (loss) per share, but were excluded as they were anti-dilutive.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

5.      RESEARCH AND DEVELOPMENT

        Investment tax credits netted against research and development expenses and included in accounts receivable as at July 31, 2005 amounted to $200,000 ($370,496 and $747,426 in 2004 and 2003, respectively with no amounts receivable in both years).

6.      INCOME TAXES

        The reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

                                                                   2005               2004               2003
                                                              ----------------------------------------------------
                                                                     $                  $                  $
        Income taxes (recovery) at Canadian
           statutory rates                                      (2,368,000)        (2,266,000)          3,216,000
        Non-taxable amounts                                              -                  -            (628,000)
        Utilization of losses carried forward                            -                  -          (2,979,864)
        Non-recording of benefit from losses
           carried forward                                      (2,368,000)        (2,266,000)            574,000
        -----------------------------------------------------------------------------------------------------------
        Total income tax expense                                         -                  -             182,136
        ===========================================================================================================

        The significant components of the Corporation's future income tax assets and liabilities are as follows:

                                                                                      2005               2004
                                                                                 ----------------------------------
                                                                                        $                  $
        Future tax assets
           Losses carried forward                                                  14,908,000          10,000,000
           Capital assets                                                             142,000             164,000
           Research and development                                                 3,400,000           2,900,000
        -----------------------------------------------------------------------------------------------------------
                                                                                   18,450,000          13,064,000
        Future tax liabilities
           Investment tax credits                                                      64,000              64,000
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                    18,386,000          13,000,000

        Less: valuation allowance                                                 (18,386,000)        (13,000,000)
        -----------------------------------------------------------------------------------------------------------
        Net future income taxes                                                             -                   -
        ===========================================================================================================

        The Corporation has non-capital losses carried forward to reduce future taxable income for Canadian federal and provincial, US, United Kingdom and German tax purposes of approximately $11,000,000 and $10,000,000, $19,000,000, (pound)592,000 and (euro)3,800,000, respectively, expiring at various dates to 2020. In addition, the Corporation has research and development expenditures carried forward of approximately $10,000,000, which can be used to reduce taxable income at any time in the future, and investment tax credits of approximately $2,500,000, which can be applied against future federal income taxes payable, expiring at various dates to 2015. The benefits of these items have not been recognized in the financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

7.      SALE OF SUBSIDIARY

        On July 31, 2003, the Corporation sold its wholly-owned subsidiary, ClarityBlue Limited ("CBL") for total proceeds of $19,893,485
        (L 8,841,548), to a group of investors, which included members of senior management, resulting in a gain on disposal in the amount of $11,757,280 (L 5,225,458) as follows:

                                                                                                           $

        Proceeds:
         Cash consideration received at closing                                                        19,305,002
         Balance of sale receivable, non-interest bearing                                                 588,483
        -----------------------------------------------------------------------------------------------------------
                                                                                                       19,893,485

        Less transactions costs                                                                         1,462,768
        -----------------------------------------------------------------------------------------------------------
        Net proceeds                                                                                   18,430,717

        Net assets disposed                                                                             6,673,437
        -----------------------------------------------------------------------------------------------------------
        Gain on disposal                                                                               11,757,280
        -----------------------------------------------------------------------------------------------------------

        Net assets disposed of:
        Assets
         Cash and cash equivalents                                                                      2,229,908
         Accounts receivable                                                                            8,485,258
         Inventory                                                                                        433,631
         Prepaid expenses                                                                               1,288,229
         Capital assets                                                                                 2,751,656
        -----------------------------------------------------------------------------------------------------------
                                                                                                       15,188,682
        -----------------------------------------------------------------------------------------------------------

        Liabilities
         Accounts payable and accrued liabilities                                                       6,717,100
         Deferred revenue                                                                               1,629,145
         Future income tax liabilities                                                                    169,000
        -----------------------------------------------------------------------------------------------------------
                                                                                                        8,515,245
        -----------------------------------------------------------------------------------------------------------
                                                                                                        6,673,437
        ===========================================================================================================

        The Corporation provided warranties for claims against CBL for conditions existing prior to the sale. All warranties expired in fiscal 2005, except for the warranties related to tax matters, which will expire in fiscal 2010. A provision related to those warranties was made in the determination of the gain.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

8.      COMMITMENTS

        The Corporation is committed under operating leases for a total amount of approximately $1,394,000. The minimum payments due in each of the forthcoming years are as follows:

                                                  $

                2006                           370,000
                2007                           292,000
                2008                           244,000
                2009                           244,000
                2010                           244,000


9.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two reportable geographic segments. Both the North American and European segments market the SAND Analytical Server and the SAND Searchable Archive. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Corporation evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.

                                                                  North
                                                                 America            Europe            Total
                                                                 -------            ------            -----
        2005
        Revenue                                                 2,899,252          3,196,781         6,096,033
        Loss before taxes                                      (5,965,661)        (1,397,393)       (7,363,054)
        Identifiable assets                                     6,538,484          1,396,047         7,934,531

        2004
        Revenue                                                 1,503,184          3,846,030         5,349,214
        Loss before taxes                                      (6,799,588)          (330,342)       (7,129,930)
        Identifiable assets                                    12,077,507          3,913,194        15,990,701

        2003
        Revenue                                                 3,423,142         28,259,394        31,682,536
        Income before taxes                                     7,670,884          2,304,333         9,975,217
        Identifiable assets                                    19,596,545          4,429,282        24,025,827

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

10.     FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amount of the Corporation's financial assets and liabilities approximate their fair values at July 31, 2005 due to their short-term nature.

        CREDIT RISK

        The Corporation's exposure to credit risk as of July 31, 2005, is equal to the carrying amount of its financial assets.

        CONCENTRATION OF CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers. As at July 31, 2005, three customers represented 55% (three customers represented 87% in 2004) of accounts receivable.

        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

        As at July 31, 2005 and 2004, the Corporation has net current assets (liabilities) denominated in foreign currencies as follows:

                                                   2005               2004
                                                  ------------------------------
                                                      (in Canadian dollars)

        U.S. dollar                                126,201             818,756
        Pounds sterling                             36,198           1,055,219
        Euros                                      (74,124)            100,760


11.     SIGNIFICANT CUSTOMERS

        For the year ended July 31, 2005, the Corporation generated approximately 20% of its revenues from one customer (36% from two customers in 2004).

12.     COMPARATIVE FIGURES

        Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES

        The Corporation does not have material differences between Canadian and United States generally accepted accounting principles.

        The following items present other supplementary disclosures required under United States generally accepted accounting principles.

        Accounts receivable are net of allowance for doubtful accounts of $18,909 (nil in 2004).

        Accounts payable and accrued liabilities are comprised of the following:

                                                                    2005               2004
                                                               ----------------------------------
                                                                      $                  $
        Trade accounts                                              594,026             605,821
        Accrued payroll payable and related expenses                844,095           1,125,881
        Other                                                        47,476             149,411
        -----------------------------------------------------------------------------------------
                                                                  1,485,597           1,881,113
        =========================================================================================

        COMPREHENSIVE INCOME

        The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income". There are no material differences between the Corporation's net loss as reported and its comprehensive income as defined by SFAS 130. Accordingly, a separate Statement of comprehensive income has not been presented.

        STOCK-BASED COMPENSATION

        The Corporation accounts for its stock-based compensation for options granted prior to August 1, 2003 using the intrinsic value method prescribed by the Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees". U.S. GAAP requires companies that follow this method to make pro forma disclosures of net income and earnings per share, as if the fair value based methodology prescribed by SFAS No.123, "Accounting for Stock Based Compensation", had been applied for the periods presented. For options granted as of August 1, 2003, the Corporation has adopted the fair value method, on a prospective basis.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

        STOCK-BASED COMPENSATION (CONTINUED)

        The following table presents net earnings and earnings per share in accordance with U.S. GAAP on a pro forma basis, giving effect to the pro forma compensation expense relating to stock options granted to employees after July 1, 1995 and prior to August 1, 2003, in accordance with SFAS 123.

                                                          JULY 31, 2005         July 31, 2004        July 31, 2003
                                                        ----------------     -----------------    -----------------
                                                                $                     $                    $
        Net (loss) income, as reported                       (7,363,054)          (7,129,930)           9,793,081
        Pro forma expense                                      (460,948)            (615,749)            (482,038)
        -----------------------------------------------------------------------------------------------------------
        Pro forma net (loss) income                          (7,824,002)          (7,745,679)           9,311,043
        ===========================================================================================================
        Pro forma basic and diluted loss per share                (0.61)               (0.59)                0.71


        SFAS 123 requires that the pro forma compensation expense be recognized over the service period based on the fair value of options granted to employees. The pro forma compensation expense presented above has been estimated using the Black Scholes option pricing model. In order to perform the calculation, the following weighted average assumptions were used for fiscal year 2003.

                                                              July 31, 2003
                                                              -------------
        Risk-free interest rate                                    4.80%
        Dividend yield                                                -%
        Volatility factor of the expected market
           price of the Corporation's common stock                   87%
        Expected life                                              7 years

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

        ADOPTION OF NEW ACCOUNTING POLICIES

        Consolidation of Variable Interest Entities

        In January 2003, the FASB issued Interpretation ("FIN") No. 46 "Consolidation of Variable Interest Entities". FIN 46 clarifies the application of Accounting Research Bulletin No. 51 - Consolidated Financial Statements to those entities defined as "Variable Interest Entities" (more commonly referred to as special purpose entities) in which equity investors do not have the characteristics of a "controlling financial interest" or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of FIN 46 did not have an impact on the Corporation's consolidated financial statements.

        Amendment of SFAS No. 133 on Derivative Instruments and Hedging
        Activities

        In April 2003, the FASB issued SFAS No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The adoption of this standard did not have an impact on the Corporation's consolidated financial statements.

        Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS No. 150 did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

        RECENT PRONOUNCEMENTS

        In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin ("ARB") No. 43, Chapter 4". The provisions of SFAS No. 151 will be effective beginning in the first quarter of fiscal 2006. The adoption of SFAS No. 151 is not expected to have any impact on the Corporation's consolidated financial statements.

        In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29." This standard eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets. The standard is effective January 1, 2006. The adoption of SFAS No. 153 is not expected to have a material impact on the Corporation's consolidated financial statements.

        In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment", which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosures of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Corporation has not yet assessed the impact of adopting SFAS No. 123(R) on its consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2005, 2004 AND 2003
(IN CANADIAN DOLLARS)
-------------------------------------------------------------------------------

13. RECONCILIATION OF RESULTS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") TO UNITED STATES GAAP AND OTHER SUPPLEMENTARY UNITED STATES GAAP DISCLOSURES (CONTINUED)

        RECENT PRONOUNCEMENTS (CONTINUED)

        In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" ("FIN 47"), which requires and entity to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability's fair value can be reasonably estimated. FIN 47 is effective for fiscal years ending after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2006. The Corporation is currently evaluating the effect that the adoption of FIN 47 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

        In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154") which replaces Accounting Principles Board Opinion No. 20 "Accounting Changes" and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest praticable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 and is required to be adopted by the Corporation in the first quarter of fiscal 2007. The Corporation is currently evaluating the effect that the adoption of SFAS 154 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

DIRECTORS AND OFFICERS
-------------------------------------------------------------------------------



DIRECTORS                                  OFFICERS

ARTHUR G. RITCHIE                          ARTHUR G. RITCHIE
Chairman of the Board, President and       Chairman of the Board, President and
Chief Executive Officer of SAND            Chief Executive Officer of SAND

THOMAS IVASKIV                             JEROME SHATTNER
Business Consultant                        Executive Vice-President of SAND

MARC MALOUIN                               GILLES THERRIEN
Vice-President Finance                     Vice-President, Finance and
Algo Group Inc.                            Administration, and Chief Financial
                                           Officer of SAND

DOUGLAS S. PRYDE                           GEORGES DUBE
Barrister & Solicitor                      Corporate Secretary

JEROME SHATTNER
Executive Vice President of SAND

MARTIN SHINDLER
Accountant and Business Consultant

GEORGE WICKER
Attorney and Business Consultant

AUDIT COMMITTEE

MARC MALOUIN (Chairman)
DOUGLAS S. PRYDE
MARTIN SHINDLER

OPTION COMMITTEE

DOUGLAS S. PRYDE
MARTIN SHINDLER




Information as of October 28, 2005.

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------

EXECUTIVE OFFICE                                  AUDITORS

SAND Technology Inc.                              Deloitte & Touche LLP
215 Redfern Avenue                                Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA H3Z 3L5

UNITED STATES                                     TRANSFER AGENTS

SAND Technology Corporation                       CIBC Mellon Trust Company
1616 Anderson Road                                2001 University Street
McLean                                            Suite 1600
Virginia 22102                                    Montreal, Quebec
U.S.A.                                            CANADA H3A 2A6

Stan Scardino
Vice President, Sales Operations

IRELAND                                           INVESTOR RELATIONS

SAND Technology (Ireland) Limited                 Inquiries may be directed to
6 Fitzwilliam Square                              de Jong & Associates, sndt@dejong.org
Dublin 2                                          (760) 943-9065
IRELAND

Wendy Greenford
Managing Director

UNITED KINGDOM                                    STOCK TRADING INFORMATION

SAND Technology Limited                           The Company's Class A Common Shares are traded on the OTC
Quatro House                                      Bulletin Board under the trading symbol SNDTF.
Frimley Road
Camberley, Surrey
GU16 7ER                                          FORM 20-F
UNITED KINGDOM
                                                  The Company's Annual Report on Form 20-F as filed with
Haydn Lewis                                       the Securities and Exchange Commission, is available
Managing Director                                 without charge, upon written request addressed to the
                                                  Vice President and Chief Financial Officer at the
                                                  Company's Executive Office.
GERMANY

SAND Technology Deutschland GmbH
Chilehaus A, Fischertwiete 2
D-20095 Hamburg                                   ANNUAL MEETING
GERMANY
                                                  The annual meeting of shareholders will be held at 10:00
                                                  a.m. on Thursday, December 15, 2005, at the offices of
Roland Markowski                                  Lavery, de  Billy, 1 Place Ville Marie, 40th Floor,
Managing Director                                 Montreal, Quebec, Canada.

CANADA                   UNITED STATES         UNITED KINGDOM          GERMANY
SAND TECHNOLOGY INC.     SAND TECHNOLOGY CORP. SAND TECHNOLOGY LTD.    SAND TECHNOLOGY
(CORPORATE HEADQUARTERS)                                               DEUTSCHLAND GmbH
215 Redfern, Suite 410   1616 Anderson Road    Quatro House             Chilehaus A
Westmount, Quebec        Suite 203             Frimley Road             Fischertwiete 2
H3Z 3L5                  McLean, VA 22102      Camberley                D-20095 Hamburg
Tel: (514) 939-3477      Tel: (908) 245-4537   Surrey GU 16 7ER         Tel: +49 (0) 40 32005 836
Fax: (514) 939-2042      Web: www.sand.com     Tel: +44 (0) 1276 804604 Fax: +44 (0) 40 32005 601
Web: www.sand.ca                               Fax: +44 (0) 8703511715  Web: www.sand.com/de
                                               Web: www.sand.com

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

         NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Thursday, December 15, 2005 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2005, together with the Report of the Auditors thereon;

2. to elect seven (7) directors to hold office until the next annual meeting of shareholders or until their respective successors are elected;

3. to appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor for the fiscal year 2006 and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor;

4. consider and, if deemed advisable, to pass, with or without variation, a resolution to amend the 1996 Stock Incentive Plan of the Corporation to extend the life of the plan for an additional ten years;

5. to consider and, if deemed advisable, to pass, with or without variation, a resolution to amend the 1996 Stock Option Plan of the Corporation to extend the life of the plan for an additional ten years;

6. to consider and, if deemed advisable, to pass, with or without variation, a resolution renewing, ratifying, confirming and approving the shareholder rights plan adopted by the Board of Directors, as summarized in the accompanying Management Information Circular and Proxy Statement; and

7. to transact such further and other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

Additional information relating to the matters to be put before the Meeting is set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 21st day of November 2005.

                                       BY ORDER OF THE BOARD OF DIRECTORS,





                                       /s/ Arthur G. Ritchie
                                       Arthur G. Ritchie
                                       Chairman of the Board
                                       President and Chief Executive Officer


THE BOARD OF DIRECTORS HAS FIXED THE CLOSE OF BUSINESS ON THURSDAY, NOVEMBER 17, 2005 AS THE RECORD DATE FOR THE DETERMINATION OF THE SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT THE MEETING. SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING

THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. (EST) ON TUESDAY, DECEMBER 13, 2005 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                              SAND TECHNOLOGY INC.
                               215 Redfern Avenue
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 3L5
                            Telephone: (514) 939-3477


                            MANAGEMENT PROXY CIRCULAR

                             SOLICITATION OF PROXIES

         THIS MANAGEMENT PROXY CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON THURSDAY, DECEMBER 15, 2005 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT OF THE MEETING. THE INFORMATION CONTAINED IN THIS CIRCULAR IS GIVEN AS AT NOVEMBER 21, 2005, EXCEPT WHERE OTHERWISE NOTED. ALL DOLLAR AMOUNTS ARE IN CANADIAN DOLLARS EXCEPT WHERE OTHERWISE NOTED.

         The solicitation of proxies by the Corporation will be primarily done by mail but proxies may also be solicited in person or by telephone by directors, officers, employees or agents of the Corporation or its subsidiaries, or by CIBC Mellon Trust Company, its transfer agent. The Corporation may retain and pay a fee to one or more other professional proxy solicitation firms to solicit proxies from the shareholders of the Corporation. THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. All costs of the solicitation will be borne by the Corporation. This Management Proxy Circular and the accompanying Form of Proxy and Annual Report to Shareholders are expected to be first mailed to shareholders on or about November 22, 2005.

APPOINTMENT OF PROXYHOLDERS

         The persons named in the enclosed Form of Proxy are Directors or Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY CROSSING OUT THE NAMES PRINTED ON THE FORM OF PROXY AND INSERTING SUCH OTHER PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the Form of Proxy as appropriate.

         The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc. should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s). A form of proxy will only be valid if it is duly completed, signed, dated and received at the office of the registrar and transfer agent of Sand, namely CIBC Mellon Trust Company, 200 Queen's Quay East, Unit # 6, Toronto, Ontario, Canada M5A 4K9, no later than 5 p.m. (EST) on Tuesday, December 13, 2005 or, if the Meeting is adjourned, forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.

VOTING BY NON-REGISTERED  SHAREHOLDERS

         THE INFORMATION IN THIS SECTION IS IMPORTANT TO MANY SHAREHOLDERS BECAUSE A SUBSTANTIAL NUMBER OF SHAREHOLDERS DO NOT HOLD THEIR CLASS A COMMON SHARES OF SAND (THE "COMMON SHARES") IN THEIR OWN NAME.

         Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their Common Shares in their own name but through their brokers, intermediaries, trustees, or other nominees (such shareholders being collectively called "Non-Registered Shareholders") should note that only proxies deposited by shareholders whose names appear on the share register of the Corporation may be recognized and acted upon at the Meeting. If Common Shares are shown on an account statement provided to a Non-Registered Shareholder by a broker, then, in almost all cases, the name of such Non-Registered Shareholder will not appear on the share register of the Corporation. Such shares will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such shares will be registered in the name of "CDS & Co.", the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Such shares can only be voted by brokers, agents, or nominees and can only be voted by them in accordance with instructions received from Non-Registered Shareholders. AS A RESULT, NON-REGISTERED SHAREHOLDERS SHOULD CAREFULLY REVIEW THE VOTING INSTRUCTIONS PROVIDED BY THEIR BROKER, AGENT OR NOMINEE WITH THIS MANAGEMENT PROXY CIRCULAR AND ENSURE THAT THEY DIRECT THE VOTING OF THEIR COMMON SHARES IN ACCORDANCE WITH THOSE INSTRUCTIONS.

         Applicable regulatory policies require brokers and intermediaries to seek voting instructions from Non-Registered Shareholders in advance of meetings of shareholders. Each broker or intermediary has its own mailing procedures and provides its own return instructions to clients. The purpose of the form of proxy or voting instruction form provided to a Non-Registered Shareholder by the broker, agent, or nominee of such shareholder is limited to instructing the registered holder of the relevant Common Shares on how to vote such Common Shares on behalf of the Non-Registered Shareholder. Most brokers in Canada now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to Non-Registered Shareholders and asks the Non-Registered Shareholder to return the forms to ADP or follow specific telephone or other voting procedures. ADP then tabulates the results of all instructions received by it and provides appropriate instructions respecting the voting of Common Shares at the Meeting. Since Sand does not have access to the names of its Non-Registered Shareholders, if you attend the Meeting, Sand will have no record of your shareholdings or of your entitlement to vote, unless your nominee has appointed you as a proxy holder. Therefore, if you are a Non-Registered Shareholder and wish to vote in person at the Meeting, you should insert your name in the space provided on the request for voting instructions or the form of proxy sent to your nominee. By doing so, the Non-Registered Shareholder is instructing the nominee to appoint the Non-Registered Shareholder as proxy holder. Then the Non-Registered Shareholder should follow the signing and return instructions provided by the nominee. The Non-Registered

Shareholder should not complete the voting instructions on the form as the Non-Registered Shareholder will be voting at the Meeting. A NON-REGISTERED SHAREHOLDER RECEIVING A VOTING INSTRUCTION FORM FROM ADP CANNOT USE THAT FORM TO VOTE HIS/HER COMMON SHARES DIRECTLY AT THE MEETING. INSTEAD, THE VOTING INSTRUCTION FORM MUST BE RETURNED TO ADP OR ALTERNATE VOTING PROCEDURES MUST BE COMPLETED WELL IN ADVANCE OF THE MEETING IN ORDER TO ENSURE THAT SUCH COMMON SHARES ARE VOTED.

         NON-REGISTERED SHAREHOLDERS SHOULD FOLLOW THE INSTRUCTIONS ON THE FORMS THEY RECEIVE AND CONTACT THEIR INTERMEDIARIES PROMPTLY IF THEY NEED ASSISTANCE.

REVOCATION OF PROXIES

         A registered shareholder who has given a proxy may revoke the proxy by
(a) completing and signing a proxy bearing a later date and depositing it with CIBC Mellon Trust Company, as described above; (b) depositing an instrument in writing properly executed by the registered shareholder authorized in writing:
(i) at the office of CIBC Mellon Trust Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used; or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment of the Meeting; or (c) in any other manner permitted by law.

         Non-Registered Shareholders who wish to revoke a voting instruction form should communicate with their broker, intermediary or other nominee as to the procedure to be followed to effect such revocation.


                  EXERCISE OF DISCRETION BY HOLDERS OF PROXIES

         The persons named in the enclosed Form of Proxy will vote for or against or withhold from voting the Common Shares in respect of which they are appointed on any ballot that may be called for in accordance with the instructions of the shareholder appointing them and, if a shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares shall be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY:

     o FOR the election as directors of the nominees whose names are set out under the heading "Election of Directors";

     o FOR the appointment of Deloitte and Touche LLP to the office of Auditor of the Corporation and the authorization of the Audit Committee of the Board of Directors to fix the remuneration of the Auditor;

     o FOR the resolution to extend the life of the 1996 Stock Incentive Plan for an additional ten years;

     o FOR the resolution to extend the life of the 1996 Stock Option Plan for an additional ten years; and

     o FOR the resolution, renewing, ratifying, confirming and approving the shareholder rights plan.

         THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT OF THE MEETING. AS OF THE DATE OF THIS MANAGEMENT PROXY CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS TO COME BEFORE THE MEETING. HOWEVER, IF ANY SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS NOT NOW KNOWN TO THE MANAGEMENT OF THE CORPORATION SHOULD PROPERLY COME BEFORE THE MEETING, THE COMMON SHARES REPRESENTED BY THE PROXIES HEREBY SOLICITED WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON OR PERSONS VOTING SUCH PROXIES.

                              FINANCIAL STATEMENTS

         The Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2005 and the Report of the Auditors thereon, which will be placed before the shareholders at the Meeting, are contained in the 2005 Annual Report of the Corporation which is being mailed together with this Management Proxy Circular. No vote by the shareholders with respect to the Audited Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2005 and the Report of the Auditors thereon is required or proposed to be taken.

                                  VOTING SHARES

         The Common Shares of the Corporation are the only shares entitled to vote at the Meeting. Each Common Share carries one vote. On October 28, 2005, there were 12,818,189 Common Shares outstanding.

         The By-laws of the Corporation provide that a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of not less than 33 1/3% of the shares entitled to vote at the meeting are present in person or represented by proxy. Shares represented at the Meeting in person or by proxy will be counted toward the existence of a quorum notwithstanding their abstention or non-vote on certain matters. Abstentions and non-votes with respect to a particular proposal will not be counted toward the total number of votes cast, in determining whether the proposal receives the necessary approval.

         THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS" OR THE "BOARD") FIXED THE CLOSE OF BUSINESS ON THURSDAY, NOVEMBER 17, 2005 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and requesting the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.

                     PRINCIPAL HOLDERS OF VOTING SECURITIES

         As at October 28, 2005, the following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:


                                              Number of Common Shares                     Percentage of Common
                                               Beneficially Owned,                      Shares Beneficially Owned,
                                              Controlled or Directed                      Controlled or Directed
                                        -----------------------------------------     ---------------------------------
ARTHUR G. RITCHIE...............                       2,266,369                                   17.7%


                INTEREST OF INSIDERS IN MATTERS TO BE ACTED UPON

     No director, officer or associate of a director or officer nor, to the knowledge of the directors or Management of the Corporation after having made reasonable inquiry, any person who beneficially owns, directly or indirectly, more than 10% of the Common Shares outstanding as at the date of this Management Proxy Circular, or any associate or affiliate of such person, has any material interest, direct or indirect, in the matters to be acted upon at the Meeting.

                              ELECTION OF DIRECTORS

     Pursuant to the Articles and By-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors to be elected at seven (7). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees who have agreed to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation and have been directors since the dates indicated. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. SUCH ELECTION WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE PROPOSED NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR BUT, IF THAT SHOULD OCCUR FOR ANY REASON PRIOR TO THE MEETING, THE PERSONS NAMED IN THE FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR DISCRETION, DETERMINE.

     At least twenty-five percent of the directors must be Canadians within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually. Information as to the seven (7) nominees for election as directors is as follows:

                                                                                                  COMMON SHARES
                                                                                              BENEFICIALLY OWNED OR
                                                                                              OVER WHICH CONTROL OR
NAME                          PRINCIPAL OCCUPATION                     DIRECTOR SINCE        DIRECTION IS EXERCISED
--------------------------    -------------------------------------   -----------------     --------------------------
ARTHUR G. RITCHIE             Chairman of the Board, President              1983                       2,266,369
                              and Chief Executive Officer
                              of Sand

THOMAS IVASKIV                Business Consultant                           2005                          45,300

MARC MALOUIN                  Vice-President, Finance                       2005                             Nil
                              Algo Group Inc.
DOUGLAS S. PRYDE              Barrister & Solicitor                         2001                             Nil

JEROME SHATTNER               Executive Vice-President of Sand              2000                       1,023,000

MARTIN SHINDLER               Accountant and                                1987                           2,140
                              Business Consultant

GEORGE WICKER                 Attorney and Business Consultant              1996                         274,950


         Thomas Ivaskiv, who is a nominee for election as a director by the shareholders for the first time, is a Business Consultant since September 30, 2005 upon completion of his term as Interim President and Chief Executive Officer of ITF Optical Technologies Inc. Prior to that, he served as Chief Executive Officer of MEI Information Technologies Inc. from August 2004 to April 2005. Prior to that, he was President and Chief Executive Officer of AD OPT Technologies Inc. from 1997 to 2004. Mr. Ivaskiv ended his ten years (1986-1996) at Glendale International Corporation as Executive Vice President, responsible for Strategic Planning and Mergers & Acquisitions.

     Marc Malouin, who is a nominee for election as a director by the shareholders for the first time, is Vice President, Finance of Algo Group Inc. He was with Ernst & Young for ten years before assuming senior financial positions with Bombardier Inc., Quebecor Inc. and Provigo. Mr. Malouin holds CA and CPA degrees and he is the Chairman of the Audit Committee of Sand.

     Messrs. Ivaskiv, Malouin, Pryde and Shindler are non-management and unrelated directors and satisfy the current requirements of the Nasdaq Stock Market, Inc. relating to independence.

     The Board of Directors has established two standing committees: the Audit Committee and the Governance, Nomination, Human Resources and Compensation Committee. Certain responsibilities have been delegated to these committees. Each committee has been instructed to perform certain advisory functions and either make certain decisions or recommendations and report to the Board of Directors. The Board of Directors has not established an Executive Committee.

     Messrs. Malouin, Pryde and Shindler, all of whom are non-management and unrelated directors, currently comprise the Audit Committee. Mr. Malouin is Chairman of the Audit Committee. Mr. Malouin, Mr. Pryde and Mr. Shindler satisfy the current requirements of The Nasdaq Stock Market, Inc. relating to the independence and the qualification of the members of the Audit Committee. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Audit Committee.

     Messrs. Ivaskiv, Malouin and Pryde, all of whom are non-management and unrelated directors, currently comprise the Governance, Nomination, Human Resources and Compensation Committee. Messrs. Ivaskiv, Malouin and Pryde satisfy the current requirements of the Nasdaq Stock Market Inc. relating to independence. See the section entitled "Corporate Governance" in this Management Proxy Circular for a more detailed discussion of the Governance, Nomination, Human Resources and Compensation Committee.


                            REMUNERATION OF DIRECTORS

         For the period between August 1 and December 31, 2004, each director, other than those directors who are salaried officers of Sand, was paid a basic retainer of $5,000, on an annual basis, for serving as a director and an additional amount of $1,500 on an annual basis for serving as a member of a committee of the Board of Directors.

         Since January 1, 2005, each Director, other than those Directors who are salaried or otherwise compensated officers of Sand, are paid a basic annual retainer of $15,000 for serving as a Director. The Chairman of the Audit Committee is paid an additional $5,000 per year.

                             EXECUTIVE COMPENSATION

CASH REMUNERATION

         For the fiscal year ended July 31, 2005, the aggregate cash remuneration including salaries and bonuses paid by Sand to six (6) executive officers or senior management for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $962,034.

         The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

         The Corporation has an informal employee compensation plan, which also applies to Management, pursuant to which, if employees fulfil stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the specified target income is earned or exceeded. The informal employee compensation plan is not based upon a mathematical formula in the case of Management, but is rather subject to individual negotiation.

1996 STOCK INCENTIVE PLAN

         On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Incentive Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the Corporation.

         The Incentive Plan has been administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Incentive Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

         The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

         As at October 28, 2005, 573,000 options had been granted and remained outstanding under the Incentive Plan and 503,000 options remained available for grant.

         During the fiscal year ended July 31, 2005, options were granted to purchase an aggregate of 25,000 Common Shares to one (1) employee at an exercise price of US$1.00 per share which was not less than the respective closing prices of the Common Shares on the Nasdaq Market System on the day prior to each grant. 447,500 options were cancelled. No options were exercised.

         During the period August 1, 2005 to October 28, 2005, options were granted to purchase 100,000 Common Shares to one (1) employee at an exercise price of US$1.00 per share, which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to the grant. 60,000 options were cancelled. No options were exercised.

1996 STOCK OPTION PLAN

         On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of options to purchase Common Shares which may be granted under the Option Plan. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31,
1996), subject to adjustment to take into account changes in the capital structure of the Corporation.

         The Plan has been administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

         The term and number of Common Shares covered by each option, as well as the permitted frequency of exercise of such options, are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. The Corporation may terminate the Option Plan at any time subject to vested rights.

         As at October 28, 2005, 507,000 options had been granted and remained outstanding under the Option Plan and 217,000 options remained available for grant.

         During the fiscal year ended July 31, 2005, options were granted to purchase an aggregate of 137,500 Common Shares to seven (7) employees at an exercise price of US$1.00 per share which was not less than the respective closing prices of the Common Shares on the day prior to each grant. 72,000 options were cancelled. No options were exercised.

         During the period August 1, 2005 to October 28, 2005, options were granted to purchase an aggregate of 25,000 Common Shares to one (1) employee at an exercise price of US$1.00 per share which was not less than the closing price of the Common Shares on the OTC Bulletin Board on the day prior to the grant. 106,500 options were cancelled. No options were exercised.

EMPLOYMENT AGREEMENT

         Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of Sand, entered into an employment agreement ("the Agreement") with Sand upon the expiry of his previous employment agreement on December 31, 1993. The
Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless Sand or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. The Agreement provides that Mr. Ritchie shall be paid an annual base salary, such bonuses as may from time to time be payable pursuant to any bonus program which is offered to senior officers or as may from time to time be payable at the discretion of the Board of Directors and a fee of one percent (1%) of the gross revenues resulting from the licensing, sale or other disposition of the Nucleus Data Base System for so long as the System is delivered as a stand-alone product of the Company. Mr. Ritchie was paid a base salary of $218,153 during each of the fiscal years ended July 31, 2005, 2004 and 2003 and the Board of Directors approved the payment of a cash bonus of $395,973 to Mr. Ritchie for the fiscal year ended July 31, 2003. Mr. Ritchie does not hold any outstanding stock options which have not been exercised under the 1996 Stock Incentive Plan or the 1996 Stock Option Plan of the Company. No payments have been made to date relative to the licensing, sale or other disposition of the Nucleus Data Base Systems. In the event the employment of Mr. Ritchie (i) is terminated by Sand for any reason other than for Cause (as defined in the Agreement) or death or
(ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all benefit plans and programs of Sand to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2005, the employment of Mr. Ritchie was automatically extended to December 31, 2005 on terms similar to those in the Agreement. No notice of termination having been given in accordance with the Agreement, the employment of Mr. Ritchie has been extended to January 1, 2007 on terms similar to those in the Agreement.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND OTHERS

         The directors and officers of Sand, and their associates, were not indebted to the Corporation or to any of its subsidiaries at any time since the beginning of the last completed fiscal year of the Corporation.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

         Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$5,000,000 per loss and per policy period, subject to a deductible of US$250,000 per securities claim and US$250,000 per other claim. The current annual premium is paid entirely by the Corporation and amounts to approximately US$140,000. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.

                              CORPORATE GOVERNANCE

         Governance processes of the Corporation have been subject to ongoing review and assessment by the Board of Directors and will now be subject to ongoing review and assessment by the Governance, Nomination, Human Resources and Compensation Committee so as to maintain high standards of corporate governance in a rapidly changing environment.

         The Board of Directors and management believe that good corporate governance practices are an important factor to insure the overall success of the Corporation.

BOARD OF DIRECTORS

         Pursuant to the CANADA BUSINESS CORPORATIONS ACT, the Board of Directors is required to manage, or supervise the management of, the affairs and business of the Corporation. The principal responsibilities of the Board are to supervise and evaluate management, to oversee the conduct of the business of the Corporation, to set policies appropriate for the business of the Corporation and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

         The Board of Directors has adopted a Charter, which sets out the duties and responsibilities of the Board of Directors.

         The Board of Directors has also adopted Standards of Ethical Conduct, which apply to all directors and officers of the Corporation.

         In discharging its duty of stewardship over the Corporation, the Board expressly undertakes the following specific duties and responsibilities: (i) adopting, supervising and providing guidance on the strategic planning process of the Corporation and approving a strategic plan which takes into account, among other things, the opportunities and risks of the business of the Corporation; (ii) identifying the principal risks of the business of the Corporation and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Corporation has management of the highest calibre and maintaining adequate and effective succession planning for senior management; (iv) placing limits on authority of management; (v) overseeing the integrity of the internal control and management information systems of the Corporation; (vi) overseeing the communications policy of the Corporation with its shareholders and with the public generally; (vii) providing for the independent functioning of the Board; and (viii) adopting, monitoring and, where appropriate, granting waivers from the Standards of Ethical Conduct that governs the behaviour of directors, officers and employees of the Corporation.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board has established two committees: the Audit Committee and the Governance, Nomination, Human Resources and Compensation Committee which now carries out the duties of the former Options Committee which has been dissolved. Committee members are appointed annually following the annual meeting of the shareholders of the Corporation.

AUDIT COMMITTEE

         The Audit Committee reviewed its Charter and adopted on June 14, 2005 an amended and restated Charter that details its mandate.

         The Audit Committee assists the Board in its oversight functions as they relate to the accounting, financial reporting, auditing, risk management and internal controls of the Corporation. The Audit Committee has the following duties and responsibilities: (a) reviewing the audited financial statements of the Corporation and recommending whether such statements should be approved by the Board; (b) reviewing and approving the unaudited interim financial statements of the Corporation; (c) recommending to the Board the firm of independent auditors to be nominated for appointment by shareholders at each annual general meeting of the Corporation and, where necessary, the removal of the independent auditors of the Corporation; (d) reviewing the scope and adequacy of audits to be conducted by the independent auditors of the Corporation; (e) adopting and annually reassessing formal terms of reference for the independent auditors of the Corporation; (f) monitoring and evaluating the independence and performance of the independent auditors of the Corporation; (g) pre-approving all non-audit services to be provided to the Corporation by its independent auditors prior to the commencement of such services; (h) reviewing all post-audit management letters containing the recommendations of the independent auditors of the Corporation and response or follow-up thereto from management; (i) reviewing and monitoring the integrity, adequacy and timeliness of the financial reporting and disclosure practices of the Corporation; (j) reviewing, and if deemed advisable, approving all related party transactions as defined in the governing legislation of the Corporation; (k) monitoring the compliance of the Corporation with legal and regulatory requirements related to financial reporting and disclosure; (l) monitoring and evaluating the adequacy of the internal accounting and audit procedures of the Corporation; (m) reviewing and ensuring the acceptability of the accounting principles of the Corporation; (n) identifying the principal financial risks of the Corporation;
(o) overseeing reporting on internal controls of management and ensuring that management has designed and implemented an effective system of internal controls; (p) annually reviewing and reassessing the adequacy of the duties and responsibilities of the Audit Committee; and (q) any other matters that the Audit Committee feels are important to its mandate or that the Board chooses to delegate to it.

         The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of complaints or concerns regarding questionable accounting or auditing matters. Any employee of the Corporation or its affiliates may submit a good faith complaint regarding accounting or auditing matters to the management of the Corporation without fear of dismissal or retaliation of any kind.

         It is the responsibility of the Audit Committee to maintain an open avenue of communication between itself, the Auditor and Management of the Corporation. In performing its role, the Audit Committee is empowered to investigate any matter brought to its attention, with full access to all books, records, accounts, facilities and personnel of the Corporation. The Audit Committee is also empowered to instruct and retain outside counsel or other experts as necessary.

GOVERNANCE, NOMINATION, HUMAN RESOURCES AND COMPENSATION COMMITTEE

         The Governance, Nomination, Human Resources and Compensation Committee has adopted a formal Charter that details its mandate.

         The Governance, Nomination, Human Resources and Compensation Committee assists the Board in its oversight functions as they relate to the governance policies and procedures, Board and committee structure and membership, human resources policies and practices including compensation matters.

         The Governance, Nomination, Human Resources and Compensation Committee has the following duties and responsibilities: (a) developing, monitoring and ensuring the effectiveness of the corporate governance policies and practices of the Corporation; (b) identifying and selecting nominees for election of the Board of Directors of the Corporation and identifying and proposing to the Board of Directors candidates to fill in the vacancies on the Board of Directors; (c) ensuring the independence of the Board of Directors; (d) evaluating the effectiveness and performance of individual directors, the Board of Directors and its committees; (e) assisting the Board in setting the objectives for the Chief Executive Officer of the Corporation and evaluating his performance; (f) establishing human resources policies and practices, including compensation and recruitment policies and practices for senior management, as well as establishing levels of salary, bonus, benefits and incentives provided to executive officers of the Corporation and its affiliates; and (g) various other matters related to the foregoing as set out in the Charter of the Committee.

STANDARDS OF ETHICAL CONDUCT

         As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behaviour of the directors, officers and employees of the Corporation. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Corporation of any waiver from these standards granted to the directors or officers of the Corporation in the quarterly report of the Corporation that immediately follows the grant of such waiver.

                            REPORT OF AUDIT COMMITTEE

         The Audit Committee is described in the section entitled "Corporate Governance" in this Management Proxy Circular.

         The following is the report of the Audit Committee with respect to the Audited Consolidated Financial Statements for the Corporation for the fiscal year ended July 31, 2005. The information contained in this report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the SECURITIES ACT of 1933, as amended, or the SECURITIES EXCHANGE ACT of 1934, as amended, except to the extent that this report is specifically incorporated by reference in such filing.

         REVIEW WITH MANAGEMENT. The Audit Committee has reviewed and discussed with Management the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2005.

         REVIEW AND DISCUSSIONS WITH AUDITOR. The Audit Committee has discussed with Deloitte & Touche LLP, the Auditor of the Corporation, the matters required to be discussed by SAS61 (Codification of Statements on Accounting Standards) which include, among other items, matters related to the conduct of the audit of the financial statements of the Corporation.

         The Audit Committee has also received written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 which relates to the independence of the Auditor from the Corporation and has discussed with Deloitte & Touche LLP its independence from the Corporation.

         CONCLUSION. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Audited Consolidated Financial Statements for the fiscal year ended July 31, 2005 be approved and that they be included in the Annual Report of Sand to its shareholders, in the Annual Report of Sand on Form 20-F and in any reports on Form 6-K.

         This report is submitted by the members of the Audit Committee of the Board of Directors, namely:

Marc Malouin, Chairman
Douglas Pryde.
Martin Shindler

                             APPOINTMENT OF AUDITOR

         There will be submitted to the Meeting a resolution to re-appoint Deloitte & Touche LLP, Chartered Accountants, to the office of Auditor of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the Audit Committee of the Board of Directors to fix the remuneration of the Auditor. Deloitte & Touche LLP has acted as the Auditor of the Corporation for more than five (5) years. Representatives of Deloitte & Touche LLP will be present at the Meeting and will have an opportunity to make a statement if they so desire and to respond to appropriate questions.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE LLP, CHARTERED ACCOUNTANTS, AS AUDITOR OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE AUDITOR. SUCH RE-APPOINTMENT WILL BECOME EFFECTIVE ONLY IF APPROVED BY THE HOLDERS OF AT LEAST A MAJORITY OF THE COMMON SHARES REPRESENTED AND VOTING AT THE MEETING OR ANY ADJOURNMENT OF THE MEETING.

Audit Fees

         Deloitte & Touche LLP billed the Corporation $128,651 in fiscal 2005 ($128,192 in fiscal 2004) for professional services rendered for the audit of the Annual Consolidated Financial Statements and the review of financial statements included in statutory and regulatory filings. From that amount, $6,365 was related to the current fiscal year while $122,286 was related to previous fiscal years (compared to $7,000 and $121,192 respectively in fiscal
2004).

Tax Fees

         Deloitte & Touche LLP billed the Corporation $38,017 in fiscal 2005 ($102,450 in fiscal 2004) for professional services rendered for tax compliance, tax advice, and tax planning. The taxation advisory services provided related primarily to corporate international tax planning, the preparation of corporate tax returns and specific tax advice on research and development tax credit payments.

Other Fees

         Other than the audit and tax services described above, Deloitte & Touche LLP did provide other services amounting to $1,200 to the Corporation in fiscal 2005 ($25,950 in fiscal 2004).

         The Audit Committee has considered whether the provision of these services is compatible with maintaining the independence of Deloitte & Touche LLP. The Audit Committee is of the opinion that the provision of these services does not compromise the independence of the Auditor. All non-audit services provided by Deloitte & Touche LLP must be approved by the Audit Committee.

                   AMENDMENT TO THE 1996 STOCK INCENTIVE PLAN

         The Corporation maintains the 1996 Stock Incentive Plan described under "Executive Compensation" - "1996 Stock Incentive Plan" above for the benefit of employees of the Corporation and its subsidiaries in order to assist the Corporation in attracting, retaining and motivating such persons by providing them with the opportunity, through stock options, to acquire an increased proprietary interest in the Corporation.

         On July 8,1996, the Board of Directors adopted the 1996 Stock Incentive Plan which was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Options granted under the Stock Incentive Plan are to be exercised within a period of ten (10) years after the date on which the option is granted.

         The Board of Directors has approved an amendment to the 1996 Stock Incentive Plan, subject to shareholder approval, to extend the life of the 1996 Stock Incentive Plan for an additional ten (10) years from the date of its inception.

         The Board of Directors determined that it was in the best interests of the Corporation to extend the life of the 1996 Stock Incentive Plan at this time. The 1996 Stock Incentive Plan is intended to benefit the Corporation as it aligns the interests of the holders of options with those of the shareholders. It enables the Corporation to attract and retain personnel of the highest calibre on a cost-effective basis by offering an opportunity for them to participate with shareholders in any increase in value of the Common Shares resulting from their efforts and thereby contribute to the success of the Corporation. No amendment to the 1996 Stock Incentive Plan is being proposed other than extending the life of the 1996 Stock Incentive Plan.

         At the Meeting, the following resolution will be placed before the shareholders for approval:

         "BE IT RESOLVED THAT:

     1- the amendment of the 1996 Stock Incentive Plan of the Corporation, as authorized and approved by the Board of Directors on November 21, 2005, to extend the life of the 1996 Stock Incentive Plan of the Corporation, is hereby approved, authorized ratified and confirmed; and

     2- any director or officer of the Corporation is hereby authorized and directed, in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents and to do all such other acts and things in order to carry out the intent of the foregoing resolution and the matters authorized thereby."

         To be effective, this resolution must be passed by at least 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of passing this resolution.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF PASSING THIS RESOLUTION.


                     AMENDMENT TO THE 1996 STOCK OPTION PLAN

         The Corporation maintains the 1996 Stock Option Plan described under "Executive Compensation" - "1996 Stock Option Plan" above for the benefit of employees of the Corporation and its subsidiaries in order to assist the Corporation in attracting, retaining and motivating such persons by providing them with the opportunity, through stock options, to acquire an increased proprietary interest in the Corporation.

         On July 8,1996, the Board of Directors adopted the 1996 Stock Option Plan which was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Options granted under the Stock Option Plan are to be exercised within a period of ten (10) years after the date on which the option is granted.

         The Board of Directors has approved an amendment to the 1996 Stock Option Plan, subject to shareholder approval, to extend the life of the 1996 Stock Option Plan and of the options granted and outstanding under the 1996 Stock Option Plan for an additional ten (10) years from the date of its inception.

         The Board of Directors determined that it was in the best interests of the Corporation to extend the life of the 1996 Stock Option Plan at this time given that vested and outstanding options would expire prior to the Annual General Meeting of Shareholders in 2006. The 1996 Stock Option Plan is intended to benefit the Corporation as it aligns the interests of the holders of options with those of the shareholders. It enables the Corporation to attract and retain personnel of the highest calibre on a cost-effective basis by offering an opportunity for them to participate with shareholders in any increase in value of the Common Shares resulting from their efforts and thereby contribute to the success of the Corporation. No amendment to the 1996 Stock Option Plan is being proposed other than extending the life of the 1996 Stock Option Plan and of the options granted and outstanding under it.

         At the Meeting, the following resolution will be placed before the shareholders for approval:

         "BE IT RESOLVED THAT:

         1 - the amendment of the 1996 Stock Option Plan of the Corporation, as authorized and approved by the Board of Directors on November 21, 2005, to extend the life of the 1996 Stock Option Plan of the Corporation and of the options granted and outstanding under the said Plan, is hereby approved, authorized ratified and confirmed; and

         2 - any director or officer of the Corporation is hereby authorized and directed, in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents and to do all such other acts and things in order to carry out the intent of the foregoing resolution and the matters authorized thereby."

         To be effective, this resolution must be passed by at least 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of passing this resolution.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF PASSING THIS RESOLUTION.

             APPROVAL OF CONTINUATION OF THE SHAREHOLDER RIGHTS PLAN

Ratification by Shareholders

         Sand adopted a shareholder rights plan (the "Rights Plan") upon the terms and conditions of a Shareholder Rights Plan Agreement (the "Rights Agreement") dated as of November 17, 2003 between the Corporation and CIBC Mellon Trust Company, as rights agent. The shareholders of Sand approved the Rights Plan at the Annual and Special Meeting of Shareholders on December 16, 2003.

         Under the terms of the Rights Plan, its continued existence must be reconfirmed by the "Independent Shareholders" (as defined in the Rights Plan) at the Meeting. If not reconfirmed, the Rights Plan will expire at the close of business on the date of the Meeting, unless earlier terminated. See "Shareholder Approval" below.

Recommendation of the Board of Directors

         The Board of Directors has concluded, for the reasons discussed below, that the continuation of the Rights Plan is in the best interests of the Corporation and its shareholders and unanimously recommends that shareholders renew and continue the Rights Agreement until the close of the annual meeting of shareholders of Sand in 2007 by voting in favour of the resolution to be submitted to the Meeting.

Background to the Rights Plan

         Under applicable securities legislation in Canada, a take-over bid is generally understood to mean an offer to acquire outstanding voting or equity securities of a class of a corporation that, together with shares already owned by the bidder and certain parties related to the bidder, amount to 20% or more of the outstanding securities of that class. The existing legislative framework for take-over bids presents certain concerns for shareholders, which has led many Canadian companies to adopt shareholder rights plans. In particular, this framework permits a take-over bid to expire 35 days after it is initiated. The result is that shareholders may fail, in the absence of the Rights Plan, to realize the maximum value for their shares. The Board of Directors is of the view that shareholders, as well as the Board of Directors, need more than 35 days to consider a take-over bid and make a reasoned and careful decision regarding such bid, or to consider actual or possible competing take-over bids.

         The purpose of the Rights Plan is to ensure adequate time for shareholders of the Corporation to assess the merits of a take-over bid without undue pressure. The Rights Plan is designed to give the Board of Directors time to consider alternatives, which may allow shareholders to receive full and fair value for their Common Shares. In addition, the Rights Plan will restrict creeping accumulations of shares through a combination of market purchases up to the 20% threshold and exempt acquisitions (such as pursuant to a private arrangement) that can be unfair to shareholders.

         The Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Corporation and its shareholders. Indeed, the Board of Directors believes that the Rights Plan remains an appropriate mechanism to ensure that the Board of Directors will be able to discharge its responsibility to assist shareholders in responding to a take-over bid. In adopting the Rights Plan, the Board of Directors does not intend to prevent a change of control of the Corporation or to secure the continuance of current Management or the directors currently in office. The Rights Plan is not part of a plan by Management to adopt a series of anti-takeover measures. The Rights Plan does not preclude any shareholder from using the proxy mechanism under the CANADA BUSINESS CORPORATIONS ACT and securities laws to promote a change in the Management or direction of the Corporation, and has no effect on the rights of holders of outstanding Common Shares of the Corporation to requisition a meeting of shareholders in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares.

         Shareholder rights plans have been adopted by a number of publicly-held corporations in Canada. The terms of the Rights Plan are substantially similar to as those adopted by other major Canadian companies.

         The proposal to ratify the Rights Plan is not being made in response to or in anticipation of any pending or threatened take-over bid for the Common Shares of the Corporation.

         As a result of the Rights Plan, anyone wishing to take over the Corporation may be forced under certain circumstances to negotiate a transaction with our Board and Management or comply with certain bid criteria in order not to trigger the exercise of rights. The need to negotiate with the Board or Management or to comply with certain bid criteria could add complexity to a proposed takeover. For example, a proposed hostile bidder might have to bring court or regulatory proceedings to have the Rights Plan cease-traded. This could prolong the take-over process and, arguably, deter a potential bidder.

Summary of the Rights Plan

         The principal terms of the Rights Plan are summarized below. Capitalized terms used but not defined in this summary are used as defined in the Rights Agreement. The summary is qualified by reference to the actual provisions of the Rights Agreement.

Rights

         One Right will be issued and will attach to each outstanding Common Share of the Corporation. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to a Flip-In Event, the Rights are priced at CDN$100 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase that number of Common Shares of the Corporation having an aggregate market value equal to twice CDN$100 per share for CDN$100 per share. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of the Corporation, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person

         An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Corporation. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

     o a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Corporation, (ii) pro rata distributions of Common Shares by the Corporation, (iii) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions, (iv) an amalgamation, merger or other statutory procedure requiring shareholder approval, or (v) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); and

     o underwriters who obtain Common Shares for the purpose of a public distribution.

Beneficial Ownership

         The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of common shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid

         If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a take-over bid circular and comply with the following:

     o the Take-over Bid must be made to all shareholders other than the bidder;

     o the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

     o the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the

          60 day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

     o the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Take-over Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

         The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of the date which is generally 35 days after the date the Take-over Bid is made and the 60th day after the date of the Permitted Bid that is then outstanding, and (ii) at the close of business on the date Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn. If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least ten business days after the date of such public announcement.

         The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption

         Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine to waive the application of the Rights Plan to any Flip-In Event.

         The Board of Directors may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Take-over Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination

         The Rights Plan will expire, subject to certain conditions, at the close of the annual meeting of shareholders of the Corporation in 2007 and every two year anniversary thereafter and so on unless the continuation of the Rights Plan for each such two year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Corporation.

Shareholder Approval

         In order for the Rights Agreement to remain effective, the Rights Agreement must be ratified by a resolution passed by a majority of the votes cast by Independent Shareholders who vote at the Meeting. For this purpose, "Independent Shareholders" mean holders of Common Shares excluding (i) any Acquiring Person, (ii) an Offeror, with certain exceptions, (iii) any Affiliate or Associate of such Acquiring Person or Offeror; (iv) any person acting jointly or in concert with such Acquiring Person or Offeror; or (v) any trustee or administrator of any employee benefit plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan direct the manner in which the shares are to be voted.

         The Rights Plan has been filed with the Securities and Exchange Commission as an exhibit to our Form 20-F on January 30, 2004.

         At the Meeting, the following resolution will be placed before the shareholders for approval:

         "BE IT RESOLVED THAT:

         1 - the renewal and continuation of the Shareholder Rights Plan Agreement dated as of November 17, 2003 between the Corporation and CIBC Mellon Trust Company until the close of the annual meeting of shareholders of the Corporation in 2007, is hereby ratified, confirmed and approved; and

         2 - any director or officer of the Corporation is hereby authorized and directed, in the name of and on behalf of the Corporation, to execute and deliver or cause to be delivered all such documents and to do all such other acts and things in order to carry out the intent of the foregoing resolution and the matters authorized thereby."

         To be effective, this resolution must be passed by at least 50% of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of passing this resolution.

         IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF PASSING THIS RESOLUTION.

              SHAREHOLDER PROPOSALS FOR NEXT YEAR'S ANNUAL MEETING

         The CANADA BUSINESS CORPORATIONS ACT permits certain eligible shareholders of the Corporation to submit shareholder proposals to the Corporation, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the Corporation must receive shareholder proposals for the annual meeting of shareholders of the Corporation to be held in 2006 is August 22, 2006.

                            AVAILABILITY OF DOCUMENTS

         COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, FINANCE AND ADMINISTRATION AND CHIEF FINANCIAL OFFICER, AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY
CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2005 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2005 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE DOCUMENT ENTITLED STANDARDS OF ETHICAL CONDUCT OF THE CORPORATION; THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2005 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

         THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.







Westmount, Quebec                    /s/ Arthur G. Ritchie
November 21, 2005                    Arthur G. Ritchie
                                     Chairman of the Board,
                                     President and Chief Executive Officer

                              SAND TECHNOLOGY INC.
                                      PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION") AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD ON THURSDAY, DECEMBER 15, 2005 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation, or failing him, Jerome Shattner, a director of the Corporation, or failing him, Georges Dube, Secretary of the Corporation, or instead of any of them _______________________________ , with full power of substitution, as the proxy of the undersigned to attend, act and vote all Class A Common Shares held of record by the undersigned, at the Annual and Special Meeting of the Shareholders of the Corporation, to be held on Thursday, December 15, 2005 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, and at every adjournment of the Meeting. Without limiting the general authorization and powers given by this proxy, the undersigned hereby directs each of persons named as proxy to vote as follows:

1. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the election as Directors of Tom Ivaskiv, Marc Malouin, Douglas S. Pryde, Arthur G. Ritchie, Jerome Shattner, Martin Shindler and George Wicker;

2. VOTE FOR / / or WITHOLD FROM VOTING / / with regard to the appointment of Deloitte & Touche, LLP, as auditor of the Corporation and authorization for the Audit Committee of the Board of Directors of the Corporation to fix the remuneration of the auditor;

3. VOTE FOR / / or VOTE AGAINST / / a resolution to extend the life of the 1996 Stock Incentive Plan for an additional ten years;

4. VOTE FOR / / or VOTE AGAINST / / a resolution to extend the life of the 1996 Stock Option Plan for an additional ten years;

5. VOTE FOR / / or VOTE AGAINST / / a resolution to renew, ratify, confirm and approve the Shareholder Rights Plan;

6. At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment of the Meeting.

THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL. ANY PROXIES GIVEN PRIOR TO THE DATE BELOW ARE HEREBY REVOKED.

                         Dated this __________ day of _________________ 2005.


                         ____________________________________________________
                                          NAME OF SHAREHOLDER
                                              (print name)



                         ____________________________________________________
                                      SIGNATURE OF THE SHAREHOLDER

                         YOU HAVE THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS FORM OF PROXY TO ATTEND AND ACT FOR YOU AT THE MEETING. YOU MAY EXERCISE THAT RIGHT BY INSERTING THE NAME OF YOUR DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

                         The Form of Proxy appointing a proxy holder must be signed in writing by the registered shareholder or the attorney of such registered shareholder authorized in writing. If the registered shareholder is a corporation, the Form of Proxy appointing a proxy holder must be in writing signed by an officer or attorney of the Corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

                         IN ORDER TO BE VALID, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED WITH CIBC MELLON TRUST COMPANY, 200 QUEEN'S QUAY EAST, UNIT 6, TORONTO, ONTARIO, CANADA M5A 4K9, NO LATER THAN 5:00 P.M. ON TUESDAY, DECEMBER 13, 2005 OR, IF THE MEETING IS ADJOURNED, FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

                         THIS FORM OF PROXY SHOULD BE DATED AND THE SIGNATURE ON IT SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. IF THIS FORM OF PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE OF THE MEETING.

                              SAND TECHNOLOGY INC.





                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   SAND TECHNOLOGY INC.



                                   /s/ Arthur G. Ritchie
November 24, 2005                  ---------------------------
                                   Arthur G. Ritchie
                                   Chairman of the Board, President
                                   and Chief Executive Officer



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